Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

among

BTG Hotels Group (HONGKONG) Holdings Co., Limited,

BTG Hotels Group (CAYMAN) Holding Co., Ltd,

Homeinns Hotel Group

and,

solely for the purposes of Section 6.02(e), Section 6.08, Section 6.09, Section 8.06, Section

9.09 and Section 9.10,

BTG Hotels (Group) Co., Ltd.

Dated as of December 6, 2015

ANNEX A	Plan of Merger

APPENDIX I	Rollover Shareholders

AGREEMENT AND PLAN OF MERGER, dated as of December 6, 2015 (this “Agreement”), among BTG Hotels Group (HONGKONG) Holdings Co., Limited, a company incorporated under the laws of the Hong Kong Special Administrative Region and a wholly owned subsidiary of Parent (“Holdco”), BTG Hotels Group (CAYMAN) Holding Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Holdco (“Merger Sub”), Homeinns Hotel Group, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), and, solely for purposes of Section 6.02(e), Section 6.08, Section 6.09, Section 8.06, Section 9.09 and Section 9.10 hereof, BTG Hotels (Group) Co., Ltd., a joint stock company established and existing under the laws of the PRC (“Parent”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “CICL”), Holdco and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger;

WHEREAS, the Board of Directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders (other than the Rollover Shareholders), and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement, the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Company Shareholders’ Meeting (as defined below);

WHEREAS, each of the boards of directors of Holdco and Merger Sub has (i) approved the execution, delivery and performance by Holdco and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Holdco and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger;

WHEREAS, the board of directors of Parent has approved the execution, delivery and performance by Parent of this Agreement, solely for purposes of Section 6.02(e), Section 6.08, Section 6.09, Section 8.06, Section 9.09 and Section 9.10 hereof; and

WHEREAS, as an inducement to Holdco’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain holders of Shares (as defined below) as set forth on Appendix I hereto (collectively, the “Rollover Shareholders”) have executed and delivered to Holdco and Parent a support agreement, dated as of the date hereof (the “Support Agreement”), providing that, among other things, the Rollover Shareholders agree, upon the terms and subject to the conditions in the Support Agreement, (i) to vote all of their Shares in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, (ii) to receive no cash consideration for certain of the Shares, including Shares represented by ADSs, held by each of the Rollover Shareholders as set forth opposite such Rollover Shareholder’s name on Appendix I hereto (the “Rollover Shares”) in the Merger in accordance with this Agreement, and (iii) that all of the Rollover Shares shall be converted into ordinary shares of the Surviving Company at the Effective Time.

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NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Holdco, Merger Sub and the Company hereby agree as follows:

Article I

THE MERGER

Section 1.01         The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Company”) under the laws of the Cayman Islands.

Section 1.02         Closing; Closing Date.

Unless otherwise mutually agreed in writing between the Company, Holdco and Merger Sub, the closing for the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom, 42/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong commencing at 9:00 p.m. (Hong Kong time) on the third (3rd) Business Day immediately following the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement, or another date or time agreed in writing by the Company and Holdco (such date being the “Closing Date”).

Section 1.03         Effective Time.

Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto and such parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective upon the date specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04         Effects of the Merger.

As of the Effective Time, the Merger shall have the effects specified in the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

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Section 1.05         Memorandum and Articles of Association of Surviving Company.

At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Company until thereafter amended as provided by law and such memorandum and articles of association; provided, however, that, at the Effective Time, (a) Article I of the memorandum of association of the Surviving Company shall be amended to read as follows: “The name of the company is Homeinns Hotel Group.” and the articles of association of the Surviving Company shall be amended to refer to the name of the Surviving Company as “Homeinns Hotel Group” and (b) if necessary, references therein to the authorized share capital of the Surviving Company shall be amended to refer to the authorized share capital of the Surviving Company as approved in the Plan of Merger.

Section 1.06         Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company from and after the Effective Time, and (b) the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company from and after the Effective Time, in each case, except as otherwise determined by Holdco prior to the Effective Time and, in the case of the initial directors of the Surviving Company, as set out in the Plan of Merger until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Article II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01         Effect of Merger on Issued Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Holdco, Merger Sub, the Company or the holders of any securities of the Company:

(a)          each ordinary share, par value US$0.005 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Rollover Shares, the Excluded Shares, the Dissenting Shares and Shares represented by ADSs (each as defined below)) shall be cancelled in consideration for the right to receive US$17.90 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b)          each American Depositary Share, representing two (2) Shares (an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than, if any, ADSs representing the Rollover Shares or the Excluded Shares) shall represent the right to surrender the ADS in exchange for US$35.80 in cash per ADS without interest (the “Per ADS Merger Consideration”), pursuant to the terms and conditions set forth in the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

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(c)          all of the Shares, including Shares represented by ADSs (other than the Rollover Shares, the Excluded Shares and the Dissenting Shares), shall be cancelled and cease to exist and shall thereafter represent only the right to receive the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, without interest, and the register of members of the Company shall be amended accordingly;

(d)          none of the Rollover Shareholders shall have the right to receive any Per Share Merger Consideration or Per ADS Merger Consideration in respect of the Rollover Shares, and instead, each Rollover Share issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value $0.005 each, of the Surviving Company;

(e)          each of the Excluded Shares and ADSs representing the Excluded Shares (in each case, issued and outstanding immediately prior to the Effective Time) shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor;

(f)          each of the Dissenting Shares shall be cancelled and thereafter represent the right to receive the applicable payments in accordance with Section 2.03; and

(g)          each ordinary share, par value $0.0005 each, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value $0.005 each, of the Surviving Company; such ordinary shares, together with the ordinary shares into which the Rollover Shares shall be converted in accordance with Section 2.01(d), shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

Section 2.02         Share Incentive Plan and Outstanding Company Share Awards.

(a)          As soon as practicable following the date hereof, the Company, acting through the Company Board or the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to (i) terminate the Share Incentive Plan and any relevant award agreements applicable to the Share Incentive Plan, as of the Effective Time, (ii) cancel each Company Share Award that is outstanding and unexercised, whether or not vested or exercisable, as of the Effective Time, and (iii) otherwise effectuate the provisions of this Section 2.02. From and after the Effective Time, neither Holdco nor the Surviving Company shall be required to issue Shares, other share capital of the Company or the Surviving Company, share capital of Holdco or any other consideration (other than as required by this Section 2.02) to any person pursuant to or in settlement of any Company Share Award. Promptly following the adoption of such resolutions by the Company Board or the compensation committee of the Company Board, the Company shall deliver written notice to each holder of a Company Share Award informing such holder of the effect of the Merger on its Company Share Awards.

(b)          Each former holder of a Vested Company Option that is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Vested Company Option and (ii) the number of Shares underlying such Company Option; provided that, if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor.

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(c)          Except as otherwise set forth in Section 2.02(c) of the Company Disclosure Schedule, each former holder of an Unvested Company Option and/or a Company Restricted Share Unit, which, in either case, is cancelled at the Effective Time shall, in exchange therefor, receive as soon as practicable after the Effective Time, a restricted cash award (“RCA”) in an amount in cash that is the equivalent of, (i) in the case of an Unvested Company Option , the product of (A) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Unvested Company Option and (B) the number of Shares underlying such Unvested Company Option, and (ii) in the case of a Company Restricted Share Unit, the product of (A) the Per Share Merger Consideration and (B) the number of Shares underlying such Company Restricted Share Unit; provided that, if the Exercise Price of any such Unvested Company Option is equal to or greater than the Per Share Merger Consideration, such Unvested Company Option shall be cancelled without any payment therefor. Any RCA issued by the Surviving Company in respect of any Unvested Company Option or Company Restricted Share Unit shall be subject to the same vesting conditions and schedules applicable to such Unvested Company Option or Company Restricted Share Unit without giving effect to the Transactions. On the date, and to the extent, that any Unvested Company Option or Company Restricted Share Unit would have become vested without giving effect to the Transactions, such corresponding portion of the RCA shall be delivered to the holder of such RCA, net of any applicable withholding taxes, as soon as practicable thereafter (without interest).

(d)          Any payment under this Section 2.02 shall be subject to all applicable Taxes and tax withholding requirements.

(e)          As of the Effective Time, all Company Share Awards shall automatically cease to exist, and each holder of a Company Share Award shall cease to have any rights with respect thereto, except the right to receive the cash payment, the RCAs and/or any other consideration as provided in this Section 2.02.

Section 2.03         Dissenting Shares.

(a)          Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall be cancelled and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL, except that all Shares held by Dissenting Shareholders who shall have failed to exercise or perfect or who effectively shall have withdrawn or lost their rights to dissent from the Merger under Section 238 of the CICL shall thereupon not be Dissenting Shares and shall be cancelled as of the Effective Time in consideration for the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04.

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(b)          The Company shall give Holdco (i) prompt notice of any written notices of objection, written notices of approval, written notices of dissent or written demands for appraisal or written offers under Section 238 of the CICL received by the Company, attempted written withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law and received by the Company relating to its shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the CICL. The Company shall not, except with the prior written consent of Holdco, make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(c)          In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the CICL within two (2) days of the approval of the Merger by shareholders of the Company at the Company Shareholders’ Meeting.

Section 2.04         Exchange of Share Certificates, etc.

(a)          Paying Agent. Prior to the Effective Time, Holdco shall appoint a bank or trust company selected by Holdco with the Company’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Sections 2.01(a), 2.01(b) and 2.02(b) (collectively, the “Merger Consideration”). At or prior to the Effective Time, Holdco shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares), ADSs and Company Share Awards (to the extent provided in Section 2.02(b)), cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b)          Exchange Procedures. As promptly as practicable after the Effective Time, the Surviving Company shall cause the Paying Agent to mail to each person who is, immediately prior to the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Holdco and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares (other than Excluded Shares) shall be effected and contain such other provisions as Holdco and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(d)) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(d)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(d)) multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Holdco and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time (but in any event not later than five (5) Business Days thereafter) an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than, if any, ADSs representing Rollover Shares or Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than, if any, ADSs representing Rollover Shares or Excluded Shares) upon surrender by them of the ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the termination of the ADS program (other than any ADS cancellation fees, which shall be payable in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the relevant Share Certificate(s) may be issued to such transferee if the Share Certificate(s), if any, which immediately prior to the Effective Time represented such Shares, are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

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(c)          Payment of Certain Company Share Awards. As promptly as practicable after the Effective Time (without interest) (but in any event not later than five (5) Business Days thereafter), Holdco shall cause the Paying Agent to transmit to the Surviving Company and/or one or more of its Subsidiaries an amount in cash in immediately available funds equal to the amounts required to be paid to former holders of Company Share Awards to the extent required pursuant to Section 2.02(b).

(d)          Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of the Shares represented by such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(e)          Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed or (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Company Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Dissenting Shareholders and holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

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(f)          Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Holdco or, after the Effective Time, the Surviving Company in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion. Earnings from investments shall be the sole and exclusive property of the Surviving Company.

(g)          Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Shares and ADSs for twelve (12) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares or ADS who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.01(a) and 2.01(b). Any portion of the Exchange Fund remaining unclaimed by holders of Shares or ADSs as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable law, become the property of the Surviving Company free and clear of any claims or interest of any person previously entitled thereto.

(h)          No Liability. None of the Paying Agent, the Rollover Shareholders, Holdco or the Surviving Company shall be liable to any former holder of Shares (including Shares represented by ADSs) for cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i)          Withholding Rights. Each of Holdco, the Surviving Company, the Paying Agent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs or Company Share Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld by Holdco, the Surviving Company, the Paying Agent or the Depositary, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs or Company Share Awards in respect of which such deduction and withholding was made by Holdco, the Surviving Company, the Paying Agent or the Depositary, as the case may be and be remitted to the applicable Governmental Authority by Holdco.

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Section 2.05         No Transfers.

From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company, and (b) the holders of Shares (including Shares represented by ADSs) outstanding immediately prior to the Effective Time (other than Rollover Shareholders) shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Holdco or Surviving Company for transfer or any other reason shall be canceled (except for the Rollover Shares, the Excluded Shares and the Dissenting Shares) in exchange for the right to receive the cash consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

Section 2.06         Termination of Deposit Agreement.

As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to The Bank of New York Mellon (the “Depositary”) to terminate the deposit agreement, dated October 31, 2006, between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Section 2.07         Adjustments to Merger Consideration.

The Per Share Merger Consideration and the Per ADS Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time.

Section 2.08         Agreement of Fair Value.

Holdco, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), or (b) the Company SEC Reports (excluding disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward Looking Statements” sections to the extent they are general, nonspecific, forward-looking or cautionary in nature, in each case, other than specific factual information contained therein), the Company hereby represents and warrants to Holdco and Merger Sub that:

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Section 3.01         Organization, Good Standing and Qualification.

(a)          The Company is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands. Each of the Company’s Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization or formation, and each Group Company has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except where the failure of any Group Company to be so organized, existing or in good standing or of any Group Company to have such power, authority or governmental approvals has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Group Company is duly qualified or licensed to do business, and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing), in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed or in good standing as would not reasonably be expected to have a Company Material Adverse Effect.

(b)          A true and complete list of each Subsidiary of the Company, together with the jurisdiction of incorporation or organization of each such Subsidiary, the percentage of the outstanding issued share capital, registered capital or other equity interests of, or other interest in, each such Subsidiary owned or held by the Company or any Subsidiary of the Company is set forth in Section 3.01(b) of the Company Disclosure Schedule. Other than the Subsidiaries of the Company listed in Section 3.01(b) of the Company Disclosure Schedule, there are no other entities as of the date hereof in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same.

Section 3.02         Memorandum and Articles of Association.

The Company has heretofore furnished or otherwise made available to Holdco a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of each Group Company. Such memorandum and articles of association or equivalent organizational documents are in full force and effect. Each Group Company is in compliance with the provisions of its memorandum and articles of association or equivalent organizational documents in all material respects.

Section 3.03         Capitalization.

(a)          The authorized share capital of the Company is US$1,000,000, divided into 200,000,000 Shares. As of the date of this Agreement, (i) 96,421,426 Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) no Shares are held in the treasury of the Company, (iii) 1,911,356 Shares (underlying ADSs representing such Shares) are held by the Depositary and reserved for future issuance and allocation pursuant to the Share Incentive Plan (and for the avoidance of doubt are not included in the number of issued and outstanding Shares set forth in clause (i)), (iv) 2,519,396 Shares are subject to the outstanding Company Stock Options and (v) 2,416,126 Company Restricted Share Units are outstanding.

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(b)          Section 3.03(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Share Award outstanding as of the date of this Agreement: (i) the name of the Company Share Award recipient; (ii) the number of Shares subject to such Company Share Award; (iii) the exercise or purchase price of such Company Share Award, if applicable; (iv) the date on which such Company Share Award was granted; (v) the vesting schedule and other vesting conditions (if any) of such Company Share Award; and (vi) the date on which such Company Share Award expires. The grant of each such Company Share Award was validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with the terms of the Share Incentive Plan and all applicable Laws. Except as set forth in Section 3.03(b) of the Company Disclosure Schedule or otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Share Award as a result of the Transactions.

(c)          Except for the Company Share Awards referred to in this Section 3.03, the ADSs, the Deposit Agreement and the Company Convertible Notes, or as otherwise set forth in Section 3.03(c) of the Company Disclosure Schedule, as of the date of this Agreement, (i) there are no options, warrants, preemptive rights (other than preemptive rights as may be applicable to shares of the Company’s Subsidiaries incorporated in the PRC pursuant to applicable PRC Law), conversion rights, redemption rights, share appreciation rights, repurchase rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue or sell any shares or securities of, or other equity interests in, any Group Company, and (ii) the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(d)          All Shares subject to issuance pursuant to the Company Share Awards, upon the vesting and/or settlement and issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has provided or otherwise made available to Holdco (including through the Company SEC Reports and the Data Room) accurate and complete copies of (x) the Share Incentive Plan pursuant to which the Company has granted the Company Share Awards that are currently outstanding, (y) the form of all award agreements evidencing such Company Share Awards and (z) award agreements evidencing Company Share Awards with terms that are materially different from those set forth in the forms of award agreement.

(e)          Except as otherwise provided in this Agreement or set forth in Section 3.03(e) of the Company Disclosure Schedule, as of the date of this Agreement, there are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any share capital or registered capital, as the case may be, of any Group Company or to make any investment (in the form of a loan, capital contribution or otherwise) in any person other than any of the Company’s wholly owned Subsidiaries.

(f)          The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and each other entity in which any Group Company owns any non-controlling equity interest is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and each such other entity that is owned by any Group Company is owned by the relevant Group Company free and clear of all Liens. Such Group Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all such equity securities.

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Section 3.04         Authority Relative to This Agreement; Board Determination; Fairness Opinion.

(a)          The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Company Vote, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the approval of this Agreement, the Plan of Merger and the Merger by (i) the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Company Shareholders’ Meeting in accordance with Section 233(6) of the CICL and the memorandum and articles of association of the Company and (ii) so long as the Shares (excluding Shares held by the Rollover Shareholders) present and voting in person or by proxy at the Company Shareholders’ Meeting exceed fifty percent (50%) of all of the issued and outstanding Shares of the Company as of the close of business (Cayman Islands time) on the record date established by the Company for the Company Shareholders’ Meeting, the affirmative vote of holders of Shares representing more than fifty percent (50%) of the Shares (excluding Shares held by the Rollover Shareholders) present and voting in person or by proxy as a single class at the Company Shareholders’ Meeting ((i) and, if applicable, (ii), the “Requisite Company Vote” ). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Holdco and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)          The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company and its shareholders (other than the Rollover Shareholders), (ii) approved and declared advisable this Agreement and the Transactions, (iii) directed that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval, and (iv) subject to the terms of this Agreement (including Section 6.04(c)), resolved to recommend approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares (the “Company Recommendation”).

(c)          The Special Committee has received the written opinion of Credit Suisse Securities (USA) LLC (the “Financial Advisor”), to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, each of the Per Share Merger Consideration to be received by the holders of Shares and the Per ADS Merger Consideration to be received by the holders of ADSs (in each case, other than the Rollover Shareholders) is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Holdco promptly after the date of this Agreement solely for informational purposes. The Financial Advisor has consented to the inclusion of a copy of its opinion in the Proxy Statement. It is agreed and understood that such opinion may not be relied on by Holdco, Merger Sub or any of their respective Affiliates.

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Section 3.05         No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(a) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule (including rules and regulations of applicable securities exchanges), code, executive order, injunction, judgment, decree or other order (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of any Group Company pursuant to, any Contract to which any Group Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair or delay, or reasonably be expected to prevent or materially impair or delay, the consummation of the Transactions.

(b)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority (including applicable securities exchanges), instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except (i) for compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of the Nasdaq Global Market (“Nasdaq”), (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iv) for Requisite Regulatory Approvals and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair or delay, or reasonably be expected to prevent or materially impair or delay, the consummation of the Transactions.

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Section 3.06         Permits; Compliance with Laws.

(a)          Each Group Company is in possession of all material franchises, grants, authorizations, licenses, permits (including but not limited to operating limits, special industry permits and public hygiene permits), easements, variances, exceptions, consents, certificates (including but not limited to certificates or other proof evidencing their passing of the fire protection or safety inspection), approvals and orders of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted, except for any such franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (the “Material Company Permits”). All such Material Company Permits are valid and in full force and effect, and each Group Company is in compliance, in all material respects, with the terms of the Material Company Permits. As of the date hereof, no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened. Without limiting the generality of the foregoing, except as would not have a Company Material Adverse Effect, all approvals, filings and registrations and other requisite formalities with Governmental Authorities in the People’s Republic of China (the “PRC”) that are material to the Group Companies, taken as a whole, and are required to be obtained or made in respect of each Group Company incorporated in the PRC with respect to its capital structure and operations as it is now being conducted, including, but not limited to, if so material, the approvals of and registrations with the State Administration for Industry and Commerce (“SAIC”), the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation, and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws.

(b)          Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, no Group Company is in conflict with, or in default, breach or violation of any Law applicable to it (including without limitation, any Laws applicable to its business, and any Laws related to the protection of personal data) or by which any of its properties or assets are bound. No Group Company has received any written notice or communication from any Governmental Authority or stock exchange of any non-compliance with any applicable Laws or listing rules or regulations that has not been cured or of which the statute of limitation has not lapsed except for such investigations, charges, assertions, reviews or notifications of violations the outcome of which would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c)          Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Group Company has complied in all material respects with the reporting and/or registration requirements applicable to it under SAFE Circular 7, SAFE Circular 37, SAFE Circular 75, SAFE Circular 78 or any other applicable SAFE rules and regulations (collectively, the “SAFE Rules and Regulations”). As of the date hereof, no Group Company has received any written inquiries, notifications, orders or any other forms of official written correspondence from SAFE or any of its local branches with respect to any actual or alleged material non-compliance by the Company or any of its Subsidiaries with their respective reporting, registration and/or other procedural requirement under SAFE Rules and Regulations with respect to the Share Incentive Plan and the Company Share Awards.

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(d)          No Group Company or, to the knowledge of the Company, any Company Representative acting on behalf of any Group Company, has, in the course of its actions for, or on behalf of, a Group Company, (i) made or given any bribe, rebate, payoff, influence payment, kickback or any other type of payment of any money or anything else of value, whether directly or through another person, that would violate any Anticorruption Law or (ii) made an offer to pay, a promise to pay or a payment or transfer of money or anything else of value, or an authorization of such offer, promise, payment or transfer, directly or indirectly, to any Government Official for the purpose of (A) influencing any act or decision of such Government Official in his official capacity, (B) inducing such Government Official to do or omit to do any act in violation of his lawful duties, (C) securing any improper advantage or (D) inducing such Government Official to influence any act or decision of any Governmental Authority.

(e)          To the knowledge of the Company, no officer or director of any Group Company is a Government Official.

(f)          No Group Company has conducted or initiated an internal investigation, made a voluntary or other disclosure to a Governmental Authority, or, to the knowledge of the Company, received any written notice, citation, report or allegation related to alleged violations of any applicable Anticorruption Law.

(g)          Neither any of the Group Companies nor, to the knowledge of the Company, any director, officer, employee, or affiliate of any Group Company is (i) currently subject to any U.S. sanctions administrated by the Office of Foreign Assets Control of the U.S. Treasury or (ii) has violated, or operated not in compliance with, any applicable export restrictions, anti-boycott regulations or embargo regulations.

Section 3.07         SEC Filings; Financial Statements.

(a)          The Company has filed all forms, reports and documents required to be filed with the SEC since January 1, 2012 pursuant to the Securities Act and the Exchange Act (the forms, reports and other documents filed since January 1, 2012 and those filed subsequent to the date hereof, including any amendments thereto, collectively, the “Company SEC Reports”). As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (and to the extent such Company SEC Reports were amended, then as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied as to form in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, in each case, as in effect on the date so filed or effective, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable). No Subsidiary of the Company has filed, or is required to file, any form, report or other document with the SEC. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

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(b)          Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with U.S. GAAP, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the applicable SEC form and related rules of the SEC).

(c)          Except as and to the extent set forth on the audited financial statements of the Company for the fiscal year ended December 31, 2014 (including the notes thereto) included in the 2014 Annual Report, no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations (A) incurred in the ordinary course of business consistent with past practice since December 31, 2014, (B) incurred pursuant to this Agreement or in connection with the Transactions, or (C) which would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d)          The Company has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 applicable to it. The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that all information relating to the Company and its Subsidiaries required to be included in reports filed or submitted under the Exchange Act is made known on a timely basis to its chief executive officer and chief financial officer or other persons performing similar functions.

(e)          The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Neither the Company nor, to the knowledge of the Company, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. To the knowledge of the Company, there is and, since January 1, 2012, there has been, no fraud or allegation of fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company.

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(f)          The Company is in compliance with the applicable listing and corporate governance rules and regulations of Nasdaq, subject to availing itself of any “home country” exemption from such rules and regulations available to a “foreign private issuer” (as defined under the Exchange Act and under the relevant rules and regulations of Nasdaq).

Section 3.08         Reorganization Report; Proxy Statement.

(a)          The information supplied by the Company with respect to any Group Company to Holdco or any of its Representatives that is disclosed in the Reorganization Report (the “Reorganization Report”) prepared by Holdco and provided to the Company as of the date hereof, which will be filed with the Shanghai Stock Exchange in accordance with The Guidelines on the Content and Form of Information Disclosure by Companies Publicly Offering Securities No. 26 — Applications for Material Asset Reorganization by Listed Companies, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference in the Reorganization Report based on information other than that specifically supplied by or on behalf of the Company for inclusion in the Reorganization Report and disclosed in the Reorganization Report prepared by Holdco and provided to the Company as of the date hereof.

(b)          The information supplied by the Company for inclusion in the Proxy Statement (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein) shall not (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Holdco or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09         Absence of Certain Changes or Events.

Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and as set forth in Section 3.09 of the Company Disclosure Schedule, since December 31, 2014, each Group Company has conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been:

(a)          a Company Material Adverse Effect;

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(b)          (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of any Group Company (except for dividends or other distributions by any Subsidiary to the Company or any wholly owned Subsidiary of the Company) or (ii) any redemption, repurchase or other acquisition of any share capital of any Group Company, except (A) the withholding of Company’s securities to satisfy Tax obligations with respect to Company Share Award, (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Share Award or (C) the acquisition by the Company of its securities in connection with the net exercise of Company Share Award in accordance with the terms thereof;

(c)          any material change by the Company in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or U.S. GAAP or regulatory requirements with respect thereto;

(d)          any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any material change (or request to any taxing authority to change) of the method of accounting of any Group Company for Tax purposes;

(e)          any material increase not in the ordinary course of business in the compensation or benefits payable or to become payable to any director, officer or employee of any Group Company;

(f)          any adoption of, resolution to approve or petition or similar proceeding, ruling, award, writ, injunction, determination, rule, regulation, judgment, decree, executive order, settlement or stipulation in relation to, a plan of complete or partial liquidation, resolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of any Group Company where the assets or businesses of such Group Company are material to the Group Companies taken as a whole; or

(g)          any receiver, trustee, administrator or other similar person appointed in relation to the affairs of the Company or its material property.

Section 3.10         Absence of Litigation.

As of the date hereof, there is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company or any property or asset of any Group Company, before any Governmental Authority which (i) has, or if decided adversely against any Group Company, would have a Company Material Adverse Effect, or (ii) has enjoined, restrained, prevented or materially delayed, or, if decided adversely against any Group Company, would reasonably be expected to enjoin, restrain, prevent or materially delay, the performance by the Company of its obligations under this Agreement or the consummation of the Transactions. No Group Company, nor any property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

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Section 3.11         Labor and Employment Matters.

(a)          No Group Company is a party to or bound by any collective bargaining agreement or other labor union contract applicable to persons employed by it, and, to the knowledge of the Company, as of the date of this Agreement, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any employee of any Group Company. There are no material unfair labor practice complaints pending or, to the knowledge of the Company, threatened against any Group Company before any Governmental Authority and, as of the date hereof, there is no organized strike, slowdown, work stoppage or lockout, or similar activity currently occurring or, to the knowledge of the Company, threatened against or involving any Group Company. As of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened material dispute between any Group Company and any director, officer or former employee of any Group Company.

(b)          Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Group Company is in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority. Each Group Company has withheld and paid to the appropriate Governmental Authority, or are holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from or paid with respect to the officers, directors and employees of the Group Companies (including the withholding and payment of all individual income taxes and contributions to Social Security Benefits payable), except for such failure to withhold and pay such amounts as would not be material to the Company and its Subsidiaries taken as a whole, and, to the knowledge of the Company, no Group Company is liable for any arrears of material wages, taxes, penalties or other sums for failure to comply with any of the foregoing. As of the date of this Agreement, there is no charge or proceeding with respect to a violation of any occupational safety or health standards that is now pending or, to the knowledge of the Company, threatened with respect to any Group Company and there is no charge of discrimination in employment or employment practices for any unlawful reason, including, age, gender, race, religion or other legally protected category, that is pending or, to the knowledge of the Company, threatened against any Group Company before any Governmental Authority in any jurisdiction in which any Group Company has employed or currently employs any person, which has resulted in, or, if decided adversely against any Group Company, would result in, any liability that would be material to the Company and its Subsidiaries taken as a whole.

(c)          The Company has provided or otherwise made available to Holdco (including through the Company SEC Reports and the Data Room) true and complete copies of each Company Employee Plan other than any Company Employee Plan mandated by applicable Law to which the sole liability of the Company and its Subsidiaries is to make contributions required by Law including plans or programs maintained by a Governmental Authority requiring the payment of social insurance taxes or similar contributions by the Company or its Subsidiaries to a fund of a Governmental Authority with respect to wages of an employee.

(d)          Each Company Employee Plan is and has at all times been operated and administered in compliance with the provisions thereof and all applicable legal requirements in all material respects. All material contributions or payments that are required to have been accrued or made under or with respect to any Company Employee Plan in respect of current or prior plan years have been duly made on timely basis or accrued in accordance with U.S. GAAP in all material respects. As of the date of this Agreement, there are no claims (other than for benefits incurred in the ordinary course) or Actions pending, or, to the knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan which, individually or in the aggregate, would reasonably be expected to result in any liability that would be material to the Company or any of its Subsidiaries, taken as a whole.

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(e)          Except as expressly provided under this Agreement, neither the execution of this Agreement, shareholder approval of this Agreement, nor the consummation of the Transactions (whether alone or in connection with any additional or subsequent events such as a termination of employment), will (i) entitle any current or former director, employee or consultant of any Group Company to material compensation in the form of a severance payment or similar payment, (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Company Employee Plans, (iii) increase any benefits otherwise payable under any of the Company Employee Plans, or (iv) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Employee Plan following the Effective Time, other than in the case of (i) and (ii), continued coverage under applicable Company Employee Plans for a specified duration no longer than twelve months upon any resignation or termination following the consummation of the Transaction.

Section 3.12         Real Property; Title to Assets.

(a)          Section 3.12(a) of the Company Disclosure Schedule sets forth the address and description of each Owned Real Property, including, without limitation, the particulars and the issue date of the State-owned Land Use Certificate and Building Ownership Certificate for each Owned Real Property. With respect to each Owned Real Property: (i) the relevant Group Company has good and marketable indefeasible and valid title to such Owned Real Property, free and clear of all Liens and encumbrances, except Permitted Encumbrances, (ii) no Group Company has leased or otherwise granted to any person the right to use or occupy such Owned Real Property or any portion thereof, (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. Except as set forth in Section 3.12(a) of the Company Disclosure Schedule, as of the date of this Agreement, no Group Company is a party to any Contract which obligates it to purchase any real property or interest therein.

(b)          Section 3.12(b) of the Company Disclosure Schedule sets forth the address of each Leased Real Property and a true and complete list of all current Leases in respect of such Leased Real Property (including the date of the Lease, the term and name of the parties to such Lease). The Company has delivered or otherwise made available to Holdco (including through the Company SEC Reports and the Data Room) a true and complete copy of each such Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. Except as would not have a Company Material Adverse Effect, with respect to each Lease: (i) such Lease constitutes a valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect, (ii) possession and quiet enjoyment of the Leased Real Property under such Lease by the Company or its applicable Subsidiary has not been disturbed and, to the Company’s knowledge, there are no disputes with respect to such Lease, and (iv) the Company or its applicable Subsidiary is not and, to the Company’s knowledge, no other party to such Lease is, in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease.

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(c)          The Owned Real Property identified in Section 3.12(a) of the Company Disclosure Schedule and the Leased Real Property identified in Section 3.12(b) of the Company Disclosure Schedule comprise all of the real property used in carrying out the business of the Group Companies as of the date hereof.

(d)          To the knowledge of the Company and except as would not have a Company Material Adverse Effect, (i) all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Owned Real Property or Leased Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation of the business of the Group Companies, (ii) there are no structural deficiencies or latent defects affecting any of the Improvements, and (iii) there are no facts or conditions affecting any of the Improvements which would interfere with the use or occupancy of the Improvements or any portion thereof in the operation of the business of the Group Companies.

(e)          With respect to the underlying land of the Owned Real Property of the Group Companies: (i) the land-use right of such land was granted to the land user by the relevant PRC land administration authority in accordance with PRC Law for a specified period of time; (ii) the relevant Group Companies obtained the land-use rights to such land in compliance in all material respects with applicable PRC Law; (iii) the use, transfer, lease and mortgage of the land-use rights to such land are not subject to any material restrictions within its approved purpose; (iv) the relevant Group Companies entered into land-use right grant contracts with the relevant land administration authorities in obtaining the land; and (v) all land-use right grant fees and other material fees required to be paid in connection with obtaining the land have been duly and fully paid by such Group Companies in accordance with PRC Law.

Section 3.13         Intellectual Property.

Except as would not have a Company Material Adverse Effect:

(a)          with respect to each item of Intellectual Property owned by any Group Company (“Company Owned Intellectual Property”):

(i)        such Group Company is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property free and clear of all Liens (other than Permitted Encumbrances);

(ii)       the Company Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part; and

(iii)      to the knowledge of the Company, no Person is engaging in any activity that infringes upon the Company Owned Intellectual Property;

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(b)          with respect to each item of Intellectual Property licensed to any Group Company that is material to the business, financial condition or results of operations of the Group Companies taken as a whole (“Company Licensed Intellectual Property”), such Group Company has the right to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property;

(c)          to the knowledge of the Company, no written claim has been asserted to any Group Company that the conduct of the business of any Group Company as currently conducted infringes upon or misappropriates any Intellectual Property rights of any third party;

(d)          there are no pending or, to the knowledge of the Company, threatened Actions by any person alleging infringement, dilution, unauthorized disclosure, or misappropriation by any Group Company of the Intellectual Property rights of such Person, demands or unsolicited offers to license any Intellectual Property, or challenges to the validity, enforceability or ownership of, or the right to use, any Intellectual Property owned by the Group Companies;

(e)          all registrations with and applications to any Governmental Authority in respect of the Company Owned Intellectual Property and the licenses of the Company Licensed Intellectual Property necessary for the protection of such Intellectual Property under applicable Laws have been made, are valid and in full force and effect;

(f)          neither the execution of this Agreement nor the consummation of any Transaction will adversely affect any Group Company’s rights with respect to any Company Owned Intellectual Property or Company Licensed Intellectual Property; and

(g)          to the knowledge of the Company, no third party is currently infringing, diluting or misappropriating any Company Owned Intellectual Property.

Section 3.14         Taxes.

(a)          Each Group Company has timely and duly filed all material Tax returns and reports required to be filed by it and has paid and discharged all material Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings, and where payment is not yet due, except as would not, in individually or in the aggregate, have a Company Material Adverse Effect, each Group Company has made adequate provision for all material Taxes in its financial statements in accordance with U.S. GAAP. All such Tax returns are true, accurate and complete in all material respects. No Governmental Authority is now asserting or, to the knowledge of the Company, threatening to assert against any Group Company any material deficiency or claim for any material Taxes or interest thereon or penalties in connection therewith. Each Group Company has properly and timely withheld, collected and deposited all material Taxes that are required to be withheld, collected and deposited under applicable Law. No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax. There are no material Tax liens upon any assets of any Group Company except liens for current Taxes not yet due.

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(b)          Neither the Company nor any of its Subsidiaries incorporated outside the PRC takes the position for tax purposes that it is a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation.

(c)          Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities. Each submission made by or on behalf of any Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates was accurate and complete in all material respects.

(d)          Each Group Company has complied in all material respects with all applicable Tax Laws in respect of any value-added or similar Tax on consumption including business Tax and withholding Tax on business Tax.

Section 3.15         No Secured Creditors.

The Company does not have any secured creditors holding a fixed or floating security interest.

Section 3.16         Material Contracts.

(a)          Except for this Agreement and the Contracts filed as exhibits to the Company SEC Reports filed with the SEC prior to the date of this Agreement or set forth in Section 3.16(a) of the Company Disclosure Schedule, none of the Company or its Subsidiaries is a party to, nor any of the Company’s or its Subsidiaries’ properties or assets are bound by, any Contract under which such Group Company has outstanding rights or obligations:

(i)          that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)         relating to any Indebtedness (whether or not incurred, assumed, guaranteed or secured by any asset of any Group Company) in excess of US$850,000 (or an equivalent amount in RMB) individually, other than any Indebtedness solely between any Group Companies;

(iii)        relating to the formation, creation, operation, management or control of, a partnership, joint venture, strategic cooperation (including cooperation or long-term agency contracts entered into at the corporate headquarters level with insurance companies), or similar arrangement;

(iv)        relating to the purchase or sale of any shares or securities of, or other equity interests in, any Group Company, other than Company Share Awards and the Company Convertible Notes;

(v)         that limits, or purport to limit, in any material respect, the ability of any Group Company to compete in any geographic area, industry or line of business;

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(vi)        with any directors or executive officers of the Company (or any immediate family member of the foregoing) or shareholders of the Company holding more than 5% of the outstanding share capital of the Company, that involves an amount of payments which is material to the Group Companies, taken as a whole, other than Company Employee Plans or Contracts granting Company Share Awards or relating to services as employees, officers or directors of the Company;

(vii)       that are franchising, licensing or management Contracts covering at least three (3) hotels;

(viii)      which provide the other party the right to terminate such Contract as a result of this Agreement or the consummation of the transactions where (A) such Contract requires any payment in excess of US$850,000 during the remainder of its term to be made by the Company or any of its Subsidiaries or (B) the value of the outstanding receivables due to the Group Companies under such Contract is in excess of US$850,000 during the remainder of its term; and

(ix)         the absence of which would have a Company Material Adverse Effect.

Each such Contract described in clauses (i) to (ix), whether or not filed as an exhibit to the Company SEC Reports or disclosed in the Company Disclosure Schedule, is referred to herein as a “Material Contract.”

(b)          Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against the such Group Company in accordance with its terms, subject to the Bankruptcy and Equity Exception; (ii) to the knowledge of the Company, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance against such counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception; (iii) no Group Company and, to the Company's knowledge, no counterparty, is or is alleged to be in breach or violation of, or default under, any Material Contract; and (iv) no Group Company has received any written notice of termination or cancellation under any such Material Contract. The Company has provided or otherwise made available to Holdco true and complete copies of each Material Contracts, including any amendments thereto.

Section 3.17         Environmental Matters.

Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Group Company is in compliance with all applicable Environmental Laws and has obtained and possess all material permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect, (ii) to the knowledge of the Company, no property currently or formerly owned or operated by any Group Company has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law, (iii) no Group Company has received any notice, demand, letter, claim or request for information alleging that any Group Company is in violation of or liable under any Environmental Law, which remains unresolved, and (iv) no Group Company is subject to any order, decree or injunction with any Governmental Authority or agreement with any Third Party concerning liability under any Environmental Law or relating to Hazardous Substances.

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Section 3.18         Insurance.

The Group Companies maintain insurance coverage with reputable insurers in such amounts and covering such risks as required under applicable Law or as has been determined to be appropriate by the Company Board (taking into account the cost and availability of such insurance), including, but not limited to, directors and officers insurance. Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) no Group Company has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost, (b) none of the Group Companies have received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies, and (c) none of the Group Companies have been denied any insurance coverage which it has sought or for which it has applied.

Section 3.19         Interested Party Transactions.

None of the officers or directors of any Group Company is presently a party to any transaction with the Company or any of its Subsidiaries which would be required to be reported under Item 404 of Regulation S-K of the SEC (other than for services as officers, directors and employees of a Group Company), other than for (a) payment of salary or fees for services rendered in the capacity of an officer, director or employee of the Company or any of its Subsidiaries), (b) reimbursement for expenses incurred on behalf of the Company or any of its Subsidiaries and (c) other employee benefits, including Company Share Awards, in each case, in the ordinary course of business and consistent with past practice.

Section 3.20         Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Law that may be applicable to the Company other than the CICL (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 3.21         Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

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Section 3.22         No Other Representations or Warranties.

Except for the representations and warranties made by the Company in Article III, neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Holdco, Merger Sub or any of their respective Affiliates or Representatives, notwithstanding the delivery or disclosure to Holdco, Merger Sub or any of their respective Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Holdco and Merger Sub acknowledges the foregoing.  Neither the Company nor any other person on behalf of the Company will have or be subject to any liability or indemnity obligations to Holdco, Merger Sub or any other person resulting from the distribution or disclosure or failure to distribute or disclose to Holdco, Merger Sub or any of their respective Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in Article III.

Article IV

REPRESENTATIONS AND WARRANTIES OF HOLDCO AND MERGER SUB

Except as disclosed in the Holdco Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Holdco Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), Holdco and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01         Corporate Organization.

Holdco is a company duly incorporated, validly existing and in good standing under the laws of the Hong Kong Special Administrative Region. Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Each of Holdco and Merger Sub has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, in each case except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Holdco or Merger Sub or otherwise be materially adverse to the ability of Holdco or Merger Sub to perform their material obligations under this Agreement.

Section 4.02         Capitalization of Holdco and Merger Sub; No Prior Activities.

(a)          Holdco was formed solely for the purpose of engaging in the Transactions and is wholly owned by Parent, and Holdco has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than in connection with the arrangement of the Debt Financing and those incident to its formation and capitalization pursuant to this Agreement and the Transactions.

(b)          As of the date hereof, the authorized share capital of Merger Sub consists solely of 100,000,000 ordinary shares, par value US$0.0005 per share, of which one share is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, owned by Holdco. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than in connection with the arrangement of the Debt Financing and those incident to its formation and capitalization pursuant to this Agreement and the Transactions.

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Section 4.03         Authority Relative to This Agreement.

Each of Holdco and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Holdco and Merger Sub and, subject to the affirmative vote of the holders of shares of Parent representing at least two-thirds of the total outstanding shares of Parent present and voting in person or by proxy (excluding any shares of Parent held directly or indirectly by Beijing Tourism Group Co., Ltd.) at a shareholders’ meeting of Parent (the “Parent Shareholders Meeting”) in favor of the Transactions (the “Parent Shareholder Approval”), the consummation by Holdco and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Holdco or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.04(b)). This Agreement has been duly and validly executed and delivered by Holdco and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Holdco and Merger Sub, enforceable against each of Holdco and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.04         No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement by Holdco and Merger Sub do not, and the performance of this Agreement by Holdco and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Holdco or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and all filings and obligations described in Section 4.04(b) have been made, conflict with or violate any Law applicable to Holdco or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Holdco or Merger Sub pursuant to, any Contract or obligation to which Holdco or Merger Sub is a party or by which Holdco or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Holdco or Merger Sub or otherwise be materially adverse to the ability of Holdco and Merger Sub to perform their material obligations under this Agreement.

(b)          The execution and delivery of this Agreement by Holdco and Merger Sub do not, and the performance of this Agreement by Holdco and Merger Sub and the consummation by Holdco and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for the filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, (ii) for compliance with the rules and regulations of Nasdaq, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL and the publication of notification of the Merger in the Cayman Islands Government Gazette and (iv) for the Requisite Regulatory Approvals.

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(c)          Merger Sub has no secured creditors holding a fixed or floating security interest.

Section 4.05         Financing.

(a)          Holdco has delivered to the Company a true and complete copy of an executed commitment letter from the financial institution named therein (as the same may be amended or modified pursuant to Section 6.07, the “Debt Commitment Letter”), confirming their respective commitments, subject to the terms and conditions therein, to provide or cause to be provided the debt amounts set forth therein for the purpose of financing the Transactions (the “Debt Financing” and, the financial institution providing the Debt Financing or any Alternative Financing, the “Debt Financing Sources”).

(b)          As of the date hereof, the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Holdco and, to the knowledge of Holdco, the other parties thereto (in each case, subject to the Bankruptcy and Equity Exception), (ii) other than as permitted by Section 6.07 or this Section 4.05, the Debt Commitment Letter has not been amended or modified and no such amendment or modification is contemplated, (iii) the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect and, to the knowledge of Holdco, no such withdrawal, termination or rescission is contemplated and (iv) no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Debt Commitment Letter on the part of Holdco or Merger Sub and, to the knowledge of Holdco, any other parties thereto. Assuming (A) the Debt Financing is funded in accordance with the Debt Commitment Letter, and (B) the satisfaction of the conditions to the obligation of Holdco and Merger Sub to consummate the Merger as set forth in Sections 7.01 and Section 7.02 or the waiver of such conditions, as of the date hereof, the proceeds contemplated by the Debt Commitment Letter will be sufficient for Holdco and the Surviving Company to pay (1) the Merger Consideration and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Holdco or Merger Sub on the terms and conditions therein. As of the date of this Agreement, subject to the accuracy of the representations and warranties of the Company set forth in Article III hereof and the satisfaction of the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 hereof, Holdco and Merger Sub do not have any reason to believe that any of the conditions of the Debt Financing will not be satisfied or that the Debt Financing will not be available to Holdco and Merger Sub at the time required to consummate the Transactions. Holdco and Merger Sub have fully paid any and all commitment fees or other fees that have been incurred and are due and payable in connection with the Debt Commitment Letter prior to or in connection with the execution of this Agreement, and will pay when due all other fees arising under the Debt Commitment Letter as and when they become due and payable thereunder. There are no side letters or other oral or written Contracts to which any of the Buyer Group Parties or any of their respective Affiliates is a party related to the funding, as applicable, of the full amount of the Debt Financing other than (i) the Debt Commitment Letter, (ii) customary fee letters relating to the Debt Financing and (iii) any customary engagement letter(s) and non-disclosure agreement(s) with the providers of the Debt Financing that do not impact the conditionality or amount of the Debt Financing.

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Section 4.06         Brokers.

Except for Huatai United Securities Co., Ltd., CITIC Securities Co., Ltd. and UBS AG Hong Kong Branch, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any of the Buyer Group Parties.

Section 4.07         Absence of Litigation.

As of the date hereof, (i) there is no Action pending or, to the knowledge of Holdco and Merger Sub, threatened against any of Parent, Holdco or Merger Sub or any of their respective Affiliates (excluding the Company and any of its Subsidiaries), and (ii) to the knowledge of Holdco and Merger Sub, there is no Action pending or threatened against any of the Rollover Shareholders and their respective Affiliates (excluding the Company and any of its Subsidiaries), in each case, other than any such Action that would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the Transactions. None of Parent, Holdco, Merger Sub or any of their respective Affiliates (excluding the Company and any of its Subsidiaries), nor, to the knowledge of Holdco and Merger Sub, any of the Rollover Shareholders or any of their respective Affiliates (excluding the Company and any of its Subsidiaries), is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Holdco and Merger Sub, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the Transactions.

Section 4.08         Certain Actions.

As of the date of this Agreement, except as otherwise disclosed in Section 4.08 of the Holdco Disclosure Schedule, there are no Contracts (whether oral or written) (i) between any of the Buyer Group Parties or any of their respective Affiliates, on the one hand, and any member of the Company’s management or director (including another of the Buyer Group Parties), on the other hand, that relate in any way to the Transactions; (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration, or (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement, the Plan of Merger or the Merger or has agreed to vote against any Competing Transaction or Superior Proposal.

Section 4.09         Buyer Group Contracts.

Holdco has delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts, each of which is listed in Section 4.09 of the Holdco Disclosure Schedule. Other than Buyer Group Contracts, except as entered into with the prior written consent of the Special Committee, there are no side letters or other oral or written Contracts relating to the Transactions (including the obligations of the parties to the Support Agreement related to the Shares held by the Rollover Shareholders) between or among any of the Buyer Group Parties.

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Section 4.10         Ownership of Shares.

As of the date of this Agreement, other than the Shares held by the Rollover Shareholders, the Company Share Awards granted by the Company Board to the Rollover Shareholders and except as otherwise disclosed in Section 4.10 of the Holdco Disclosure Schedule, none of Holdco, Merger Sub or any of the Rollover Shareholders beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company, or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 4.11         Support Agreement.

Holdco has delivered to the Company a true, complete and correct copy of the Support Agreement, pursuant to which the parties thereto have agreed, among other things, upon the terms and subject to the terms therein, (i) to vote all of the Shares owned by them at the time of the Company Shareholders’ Meeting in favor of the Merger Agreement, the Plan of Merger and the Transactions, (ii) to receive no cash consideration (including any Per Share Merger Consideration or Per ADS Merger Consideration) with respect to their respective Rollover Shares in the Merger in accordance with this Agreement, and (iii) that all of the Rollover Shares shall be converted into ordinary shares of the Surviving Company at the Effective Time. The Support Agreement contains all of the conditions precedent to the obligations of the parties thereto to cause the Rollover Shareholders to hold their respective Rollover Shares, if any, through the Effective Time, receive no cash consideration for their Rollover Shares in the Merger and have such Rollover Shares be converted into ordinary shares of the Surviving Company at the Effective Time. The Support Agreement is in full force and effect as of the date of this Agreement and constitutes legal, valid and binding obligations of each of the parties thereto.

Section 4.12         Solvency.

Neither Holdco nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to the Transactions, including the Debt Financing (and any Alternative Financing, if applicable) and the payment of the Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions, including the payment of all related fees and expenses, assuming (i) satisfaction of the conditions to be obligation of Holdco and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions, and (ii) the accuracy of the representations and warranties of the Company set forth in Article III (for such purposes, the representations and warranties that are qualified as to materiality or “Company Material Adverse Effect” or other words of similar import shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects), the Surviving Company will be solvent at and immediately after the Effective Time, as such term is used under the Laws of the Cayman Islands.

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Section 4.13         Non-Reliance on Company Estimates.

The Company has made available to Holdco, Merger Sub, Parent or their respective Representatives, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Holdco and Merger Sub hereby acknowledges and agrees that (a) these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other, (b) there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, (c) Holdco and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or budgets), and (d) neither Holdco nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Holdco nor Merger Sub shall, and shall cause their respective Affiliates and Representatives not to, hold any such person liable with respect thereto; provided that, nothing contained in this Section 4.13 shall be deemed to limit in any way the representations and warranties of the Company set forth in this Agreement.

Section 4.14         Independent Investigation.

Holdco and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its subsidiaries, which investigation, review and analysis was performed by Holdco, Merger Sub, their respective Affiliates and Representatives. Each of Holdco and Merger Sub acknowledges that, as of the date of this Agreement, it, its Affiliates and their respective Representatives have been provided sufficient access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Holdco and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its affiliates or their respective Representatives (except the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 4.15         No Other Representations or Warranties.

Except for the representations and warranties made by Holdco and Merger Sub in Article IV, neither Holdco nor Merger Sub nor any other person on behalf of Holdco or Merger Sub makes any other express or implied representation or warranty with respect to Holdco or Merger Sub or any of their respective Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and the Company acknowledges the foregoing.  Neither Holdco nor Merger Sub nor any other person on behalf of Holdco or Merger Sub will have or be subject to any liability or indemnity obligations to the Company or any other person resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its Affiliates or Representatives, or its use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in Article IV.

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Article V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01         Conduct of Business by the Company Pending the Merger.

The Company agrees that, from the date of this Agreement until the Effective Time, except as (x) required by applicable Law, (y) set forth in Section 5.01 of the Company Disclosure Schedule or (z) as expressly contemplated or permitted by any other provision of this Agreement, unless Holdco shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (i) the businesses of the Group Companies shall only be conducted, and the Group Companies shall not take any action except, in a lawfully permitted manner in the ordinary course of business and consistent with past practice; and (ii) the Company shall use its commercially reasonable efforts to preserve the assets and the business organization of the Group Companies in all material respects, to keep available the services of the current officers and key employees of the Group Companies and to maintain in all material respects the current relationships of the Group Companies with existing customers and other persons with which any Group Companies has material business relations as of the date hereof.

By way of amplification and not limitation, until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law, (y) set forth in Section 5.01 of the Company Disclosure Schedule or (z) expressly contemplated or permitted by any other provision of this Agreement, the Company shall not and shall not permit any other Group Company to, directly or indirectly, do or propose to do any of the following without the prior written consent of Holdco (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)          amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)          issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of shares of any Group Company (other than in connection with (A) the exercise of any Company Options in accordance with the Share Incentive Plan, (B) the withholding of Company securities to satisfy tax obligations with respect to Company Share Awards, (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Share Awards, or (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof), or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of US$3,000,000 (or an equivalent amount in RMB), except in the ordinary course of business;

(c)          declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries consistent with past practice);

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(d)          reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares (other than the purchase of Shares to satisfy obligations under the Share Incentive Plan, including the withholding of Company securities to satisfy tax obligations with respect to Company Share Awards, the acquisition by the Company of its securities in connection with the forfeiture of Company Share Awards, or the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof);

(e)          effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving any Group Company, or create any new Subsidiary that is incorporated outside PRC;

(f)          acquire (including, without limitation, by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$3,000,000 (or an equivalent amount in RMB) in any transaction or related series of transactions, except in the ordinary course of business;

(g)          other than expenditures necessary to maintain assets in good repair consistent with the past practice or pursuant to the Company’s operating plan in effect as of the date hereof, authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$3,000,000 (or an equivalent amount in RMB) or capital expenditures which are, in the aggregate, in excess of the amount set forth in Section 5.01(g) of the Company Disclosure Schedule for the Group Companies taken as a whole;

(h)          incur, any Indebtedness or issue any debt securities except for (i) the incurrence or guarantee of Indebtedness under any Group Company’s existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness (including any renewal, extension, refinancing or replacement of such Contracts on substantially the same or similar terms), and (ii) the incurrence of new Indebtedness in an aggregate amount not in excess of US$3,000,000 (or an equivalent amount in RMB);

(i)          except as otherwise required by Law or pursuant to any Company Employee Plan, (i) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director, officer, employee or consultant of any Group Company other than the hiring or termination of employees or consultants below the vice president level or its equivalent or with an annual compensation of less than US$200,000 (or an equivalent amount in RMB), (ii) grant or provide any severance or termination payments or benefits to any director or officer of any Group Company except as required by applicable Law, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, any director or officer of any Group Company except such increases of compensation, bonus or pension, welfare, severance or other benefits of, or payment of any bonuses to, any director or officer of any Group Company made in accordance with past practice, (iv) make any new equity awards to any director, officer or employee of any Group Company, (v) establish, adopt, amend or terminate any Company Employee Plan or materially amend the terms of any outstanding Company Share Awards, (vi) take any action to accelerate the vesting of Company Share Awards, or (vii) forgive any loans to directors, officers or employees of any Group Company;

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(j)          issue or grant any Company Share Award to any person;

(k)          make any material changes with respect to financial accounting principles, policies and procedures, except as required by changes in statutory or regulatory accounting rules or U.S. GAAP or regulatory requirements with respect thereto;

(l)          enter into, amend, modify, consent to the termination of, or waive any material rights under, any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments of US$3,000,000 or more which cannot be terminated without material surviving obligations or material penalty upon notice of ninety (90) days or less;

(m)          enter into any Contract between a Group Company, on the one hand, and any of its Affiliates (other than the Group Companies), officers, directors or employees, on the other hand, except for Contracts permitted under Section 5.01(i);

(n)          terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(o)          settle any Action other than any settlement permitted under Section 5.01(o) of the Company Disclosure Schedule;

(p)          permit any item of Company Owned Intellectual Property to lapse or to be abandoned, dedicated or disclaimed, or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every item of Company Owned Intellectual Property;

(q)          fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act;

(r)          enter into, or propose to enter into, any transaction involving any earn-out or similar payment payable by any Group Company to any Third Party, other than payments in connection with purchases of vehicles, plant, equipment, supplies or computers in the ordinary course of business;

(s)          engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(t)          make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting (except as required by applicable Law); or

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(u)          announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Article VI

ADDITIONAL AGREEMENTS

Section 6.01         Proxy Statement and Schedule 13E-3.

(a)          Promptly following the date of this Agreement, the Company, with the assistance of Holdco and Merger Sub, shall prepare and cause to be filed with the SEC a proxy statement, including notice of the Company Shareholders’ Meeting, relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Holdco and Merger Sub shall jointly prepare and cause to be filed with the SEC a Schedule 13E-3. Each of the Company, Holdco and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Holdco and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and Schedule 13E-3. Each of the Company, Holdco and Merger Sub shall furnish all information concerning such party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and Schedule 13E-3 and the resolution of comments with respect thereto from the SEC. The Company shall promptly notify Holdco and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and Schedule 13E-3 and shall provide Holdco with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing Schedule 13E-3 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Holdco and Merger Sub with a reasonable period of time to review and comment on such document or response, and (ii) shall consider in good faith all comments reasonably proposed by Holdco and Merger Sub. If at any time prior to the Company Shareholders’ Meeting, any information relating to the Company, Holdco, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Holdco or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate to the shareholders of the Company.

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(b)          Holdco represents and covenants that the information supplied by Holdco for inclusion in the Proxy Statement and Schedule 13E-3 will not, at (i) the time the Proxy Statement and 13E-3 (or any amendment thereof or supplement thereto) are filed with the SEC, (ii) the time the Proxy Statement and Schedule 13E-3 (or any amendment thereof or supplement thereto) are first mailed to the shareholders of the Company, and (iii) the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)          The Company represents and covenants that the information supplied by the Company for inclusion in the Proxy Statement and Schedule 13E-3 will not, at (i) the time the Proxy Statement and Schedule 13E-3 (or any amendment thereof or supplement thereto) are filed with the SEC, (ii) the time the Proxy Statement and Schedule 13E-3 (or any amendment thereof or supplement thereto) are first mailed to the shareholders of the Company, and (iii) the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)          Each of the Company, Holdco and Merger Sub shall ensure that all documents that it is responsible for filing with and/or furnishing to the SEC in connection with any of the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, other than with respect to any information supplied by the other parties.

(e)          For the avoidance of doubt and notwithstanding anything herein to the contrary, in connection with any disclosure regarding a Change in the Company Recommendation made pursuant to the terms of this Agreement, the Company shall not be required to provide Holdco or Merger Sub the opportunity to review or comment on (or include comments proposed by Holdco or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

Section 6.02         Shareholders’ Meetings.

(a)          The Company shall, promptly after the SEC confirms that it has no further comments on the Schedule 13E-3, (i) establish a record date for determining shareholders of the Company entitled to vote at the shareholders’ meeting, (ii) with the assistance of Holdco and Merger Sub, prepare and mail or cause to be mailed or otherwise disseminate the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K to the SEC), including Shares represented by ADSs, as of the record date established for the shareholders’ meeting (the “Company Shareholders’ Meeting”), for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, and (iii) instruct or otherwise cause the Depositary to (A) fix the record date established by the Company for the Company Shareholders’ Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Without the consent of Holdco, authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, shall be the only matter (other than procedural matters) to be proposed to be acted upon by the shareholders of the Company at the Company Shareholders’ Meeting.

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(b)          Subject to this Section 6.02, Section 6.04(d) and Section 6.04(e), the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and approve the Merger, and shall include such recommendation in the Proxy Statement. Without limiting the generality of the foregoing sentence, the Company agrees that, unless this Agreement is validly terminated in accordance with Article VIII hereof, its obligations pursuant to this Section 6.02 (including, without limitation, its obligations to call, give notice of, convene and hold the Company Shareholders’ Meeting and to solicit from its shareholders proxies, in each case, in accordance with this Section 6.02) shall not be affected by the commencement, public proposal, public disclosure, announcement, communication or submission to the Company or any other person of any Competing Transaction, or by any Change in the Company Recommendation. The Company shall use its reasonable best efforts to solicit from its shareholders proxies in relation to the Company Shareholders’ Meeting.

(c)          At the Company Shareholders’ Meeting, Holdco shall cause to be voted all of the Shares or ADSs, if any, over which Holdco, Merger Sub or Parent otherwise has, directly or indirectly, voting power through enforcement of the Support Agreement (subject to the terms and conditions therein) in favor of the authorization and approval of this Agreement, the Plan of Merger, and the Transactions, including the Merger. For the avoidance of doubt, Holdco shall not be obligated to cause such Shares or ADSs to be voted in the event that the Support Agreement shall have been terminated pursuant to the terms therein.

(d)          The Company shall duly convene and hold the Company Shareholders’ Meeting as soon as reasonably practicable following the mailing of the Proxy Statement, unless this Agreement is validly terminated in accordance with Article VIII hereof, but in no event earlier than the later of (i) the date on which the Parent Shareholder Approval has been obtained and (ii) the date on which the Requisite Regulatory Approvals have been obtained. Notwithstanding Section 6.02(b), after consultation in good faith with Holdco, the Company may recommend the adjournment of the Company Shareholders’ Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Company Shareholders’ Meeting, (ii) as otherwise required by applicable Law, or (iii) if as of the time for which the Company Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting. If the Company Shareholders’ Meeting is adjourned, unless this Agreement is validly terminated in accordance with Article VIII hereof, the Company shall convene and hold the Company Shareholders’ Meeting as soon as reasonably practicable thereafter.

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(e)          Parent shall (i) establish a record date for determining shareholders of Parent entitled to vote at the Parent Shareholders Meeting for the purpose of voting upon the authorization and approval of this Agreement and the Transactions, including the Merger, as well as any other necessary actions by Parent to consummate the Transactions, including the Merger, and (ii) as promptly as practicable after the date of this Agreement, prepare, file and circulate all necessary announcements, filings, notices and documents in connection with the Parent Shareholders Meeting, which documents shall (x) include the authorization and approval of this Agreement and the Transactions, including the Merger, as well as any other necessary actions by Parent to consummate the Transactions, including the Merger, as an agenda for such meeting and (y) comply in all material respects with applicable Laws. Parent shall take all actions reasonably necessary or advisable to duly convene and hold the Parent Shareholders Meeting as soon as reasonably practicable following the receipt of the approval by the State-owned Assets Supervision and Administration Commission of the Beijing Municipal Government with respect to the consummation of the Transactions, the confirmation by the Shanghai Stock Exchange that it has no further comments on the Reorganization Report, and, as required, circulation of documents to shareholders of Parent of all necessary announcements, notices and documents required in connection with the Parent Shareholders Meeting. Parent shall use its reasonable best efforts to solicit from its shareholders proxies in relation to the Parent Shareholders Meeting.

Section 6.03         Access to Information.

(a)          From the date hereof until the Effective Time and subject to applicable Law and the terms of Section 9.09 of this Agreement, upon reasonable advance notice from Holdco, the Company shall (i) provide to Holdco (and Holdco’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Holdco and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request, and (iii) instruct its and its Subsidiaries’ Representatives to reasonably cooperate with Holdco and its Representatives in their investigation; provided, that any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties; provided, further, that the Company shall not be required to provide Holdco or any of its Representatives with access to any books, records, documents or other information to the extent that (i) such books, records, documents or other information are subject to any confidentiality agreement with a Third Party (provided that at the request of Holdco, the Company shall use its commercially reasonable efforts to obtain a waiver from such Third Party), (ii) the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege, (iii) the disclosure of such books, records, documents or other information is prohibited by applicable Law, or (iv) the Company determines in good faith that such books, records, documents or other information involves trade secrets of the Company or its Subsidiaries.

(b)          No investigation pursuant to this Section 6.03(a) shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

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Section 6.04         No Solicitation of Transactions.

(a)          The Company agrees that neither it nor any of its Subsidiaries nor any of the directors or officers of any Group Company will, and that it will direct its and its Subsidiaries’ Representatives (including, without limitation, any investment banker, attorney or accountant retained by any Group Company), not to, in each case, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information in a manner designed to knowingly encourage), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to, or that would reasonably be expected to lead to, any Competing Transaction, or (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information relating to the Company or the Transactions to, any person or entity in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or Contract or commitment contemplating or otherwise relating to any Competing Transaction (in each case, other than as permitted pursuant to Section 6.04(c)), or (iv) authorize or permit any of the officers, directors or Representatives of the Company or any of its Subsidiaries acting directly or indirectly under the direction of the Company or any of its Subsidiaries, to take any action set forth in clauses (a)(i) – (a)(iii) of this Section 6.04. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any third party subsequent to the date hereof which prohibits the Company from providing non-public information concerning the Company or any of its Subsidiaries to Holdco in connection with a Competing Transaction or release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party in respect of any Competing Transaction unless it releases or waives such provision in the Confidentiality Agreement. The Company shall notify Holdco as promptly as practicable (and in any event within forty-eight (48) hours after the Company attains knowledge thereof), orally and in writing, of any proposal or offer with respect to, or any request for non-public information concerning the Company or any of its Subsidiaries in connection with a Competing Transaction, specifying (x) the material terms and conditions thereof (including, if applicable, material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, (y) the identity of the party making such proposal, offer or request, and (z) whether the Company has any intention to provide confidential information to such person. The Company shall keep Holdco informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material change, development, discussion or negotiation) of the status and terms of any such proposal, offer or request and of any material changes in the status and terms of any such proposal, offer or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall (A) promptly notify Holdco orally and in writing if it determines to initiate actions concerning a proposal, offer or request, in each case as permitted by this Section 6.04, and (B) provides Holdco with forty-eight (48) hours’ prior notice (or such lesser prior notice as is provided to members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, will be requested to consider any Competing Transaction. Immediately upon the execution and delivery of this Agreement, the Company shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to any possible Competing Transaction.

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(b)          Notwithstanding anything to the contrary in this Section 6.04, at any time prior to the receipt of the Requisite Company Vote, the Company Board may, directly or indirectly through the Company’s Representatives, (x) contact and engage in discussions with any person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction (provided that such bona fide proposal or offer was not initiated or solicited in violation of Section 6.04(a)) in order to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes or is reasonably expected to lead to a Superior Proposal, which actions shall not be deemed to violate Section 6.04(a), and (y) furnish information to, and enter into discussions with, such person if the Special Committee has (i) determined in good faith (after consultation with its financial advisor and independent legal counsel), that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal, (ii)  determined in good faith (after consultation with independent legal counsel), that, in light of such Superior Proposal, failure to furnish such information to or enter into discussions with such person would be reasonably likely to violate its fiduciary obligations to the Company and its shareholders under applicable Law, and (iii) obtained from such person an executed confidentiality agreement on terms no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement, and that the Company may enter into a confidentiality agreement without a standstill provision or with other terms that are less favorable to the Company than the Confidentiality Agreement if it waives or similarly modifies the standstill provision and such other terms, as applicable, in the Confidentiality Agreement); provided that the Company shall concurrently make available to Holdco any material information concerning the Company and the Subsidiaries that is provided to any such person and that was not previously made available to Holdco or its Representatives.

(c)          Except as set forth in this Section 6.04, neither the Company Board nor any committee thereof shall (i) change, withhold, withdraw, qualify or modify, or propose to change, withhold, withdraw, qualify or modify, in each case, in a manner adverse to Holdco or Merger Sub, the Company Recommendation, or fail to include the Company Recommendation in the Proxy Statement (a “Change in the Company Recommendation”), (ii) approve or recommend, or publicly propose to approve or recommend to the shareholders of the Company, an offer or proposal with respect to a Competing Transaction, (iii) if a tender offer or exchange offer for 20% or more of the outstanding share capital of the Company that constitutes a Competing Transaction is commenced, fail to recommend against acceptance of such tender offer or exchange offer by its shareholders within ten (10) Business Days after commencement, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer; provided that a “stop, look and listen” communication by the Company Board or the Special Committee to shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act shall not be deemed to be a Change in the Company Recommendation or violate this Section 6.04, or (iv) approve or recommend, cause or permit the Company to enter into, or submit to a vote by its shareholders, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction (other than a confidentiality agreement entered into in compliance with Section 6.04(b)) (any of the foregoing, an “Alternative Acquisition Agreement”).

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(d)          Notwithstanding the foregoing, at any time prior to the receipt of the Requisite Company Vote, if the Company has received a written, bona fide proposal or offer with respect to a Competing Transaction that was not obtained in violation of Section 6.04 (other than immaterial non-compliance that does not adversely affect Holdco) and the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee, prior to the time of the Company Shareholders’ Meeting and upon advice by its financial advisor and independent legal counsel, that such proposal or offer constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would be inconsistent with its fiduciary obligations to the Company and its shareholders under applicable Law, the Company Board may, upon the recommendation of the Special Committee, (x) effect a Change in the Company Recommendation and/or (y) (1) authorize the Company to terminate this Agreement in accordance with Section 8.03(c), (2) immediately prior to, contemporaneously with or immediately following the termination of this Agreement, approve or recommend such Superior Proposal and (3) immediately prior to, contemporaneously with or immediately following the termination of this Agreement, authorize the Company to enter into or execute any Alternative Acquisition Agreement with respect to such Superior Proposal, but only if (i) the Company shall have complied with the requirements of Sections 6.04(a) and 6.04(b) with respect to such proposal or offer (other than immaterial non-compliance that does not adversely affect Holdco); (ii) after (A) providing at least five (5) Business Days’ written notice to Holdco (a “Notice of Superior Proposal”) advising Holdco that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and indicating that the Company Board intends to take any actions described in the foregoing clause (x) and/or (y) and the manner in which it intends (or may intend) to do so, it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, (B) negotiating with and causing its financial and legal advisors to negotiate with Holdco and its Representatives in good faith (to the extent Holdco desires to negotiate) to make adjustments in the terms and conditions of this Agreement so that such Third Party proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Holdco and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent Holdco desires to make such a presentation); provided that any material modifications to such Third Party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04; and (iii) if Holdco does not, within ten (10) Business Days of Holdco’s receipt of the Notice of Superior Proposal, make an offer that the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with its financial advisor and independent legal counsel), to be at least as favorable to the Company’s shareholders as such Superior Proposal.

(e)          Notwithstanding the foregoing, if the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee, prior to the time of the Company Shareholders’ Meeting and upon advice by its independent legal counsel, that failure to make a Change in the Company Recommendation would be inconsistent with its fiduciary obligations to the Company and its shareholders under applicable Law, the Company Board may, upon the recommendation of the Special Committee, effect a Change in the Company Recommendation, provided that the Company Board shall (i) provide ten (10) Business Days’ prior written notice to Holdco advising Holdco that the Company Board intends to effect a Change of Recommendation and specifying in reasonable detail the facts underlying and the reasons for the decision by the Company Board (acting upon the recommendation of the Special Committee) to take such action and (ii) during such ten (10) Business Day period, if requested by Holdco, engage in good faith negotiations with Holdco to amend this Agreement in such a manner that obviates the need for such Change in the Company Recommendation.

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(f)          A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the net revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the net revenue or net income or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; or (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of the Company.

(g)          A “Superior Proposal” means a written, bona fide offer or proposal with respect to a Competing Transaction (provided that, for purposes of the definition of “Superior Proposal”, each reference to “20% or more” in the definition of “Competing Transaction” shall be replaced with “more than 50%”), which shall not have been obtained in violation of this Section 6.04 (other than immaterial non-compliance that does not adversely affect Holdco) and is made by a Third Party on terms that the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after receiving the advice of its financial advisor and independent legal counsel) (i) would be reasonably likely to be consummated in accordance with its terms, taking into consideration, among other things, all of the terms and conditions, including all legal, financial, regulatory and other aspects, of such offer and this Agreement, including conditions to closing, financing, regulatory approvals, identity of the person or group making the offer, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances, and (ii) if consummated, would result in a transaction more favorable to the Company’s shareholders (other than the Rollover Shareholders) in aggregate from a financial point of view than the Transactions (in each case, after taking into account any revisions to this Agreement made or proposed in writing by Holdco pursuant to Section 6.04(d) or otherwise prior to the time of determination); provided, however, that any such offer or proposal shall not be deemed to be a “Superior Proposal” if (A) the consummation of the transactions contemplated by such offer or proposal is subject to the conduct of any due diligence review or investigation of the Company or any of its Subsidiaries by the party making such offer or proposal, or (B) the consummation of the transactions contemplated by such offer or proposal is conditioned upon receipt of financing.

Section 6.05         Directors’ and Officers’ Indemnification and Insurance.

(a)          The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law.

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(b)          The Surviving Company shall maintain in effect for six (6) years from the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”); provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable than those provided under the Company’s current policies, and provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (which premiums, as of the date of this Agreement, the Company represents and warrants to be the aggregate amount set forth in Section 6.05(b) of the Company Disclosure Schedule). Notwithstanding anything to the contrary set forth in this Agreement, the Company may and, at Holdco’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Holdco shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Holdco or Surviving Company under this Section 6.05(b) shall terminate.

(c)          Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses)  the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (i) the fact that such person is or was a director or officer of the Company or such Subsidiary or (ii) any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party), to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Holdco prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law, including the approval of this Agreement, the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right or any such person, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law.

(d)          In the event the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company or, at Holdco’s option, Holdco, shall assume the obligations set forth in this Section 6.05.

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(e)          The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05.

(f)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06         Notification of Certain Matters.

Each of the Company and Holdco shall promptly notify the other in writing of:

(a)          any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)          any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)          any Actions commenced or, to the knowledge of the Company or the knowledge of Holdco, threatened against the Company or any of its Subsidiaries or Holdco and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(d)          if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such person set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give prompt notice pursuant to Section 6.06(d) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure.

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Section 6.07         Financing.

(a)          Each of Holdco and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including by (i) maintaining in effect the Debt Commitment Letter, (ii) satisfying on a timely basis all conditions to the closing of and funding under the Debt Commitment Letter applicable to Parent, Holdco and/or Merger Sub that are within their control, including without limitation paying when due all fees arising under the Debt Commitment Letter as and when they become due and payable thereunder, (iii) consummating the financing contemplated by the Debt Commitment Letter at or prior to the Effective Time, and (iv) enforcing the parties’ funding obligations (and the rights of Parent, Holdco and/or Merger Sub) under the Debt Commitment Letter to the extent necessary to fund the Merger Consideration; provided that Holdco and Merger Sub may amend or modify the Debt Commitment Letter, and/or elect to replace all or any portion of the Debt Financing with alternative debt financing on terms and conditions not materially less favorable, in the aggregate, from the standpoint of the Company than the terms and conditions as set forth in the Debt Commitment Letter as in effect on the date hereof (the “Alternative Financing”), in each case so long as (i) the aggregate proceeds of the Debt Financing (as amended or modified) and/or any Alternative Financing will be sufficient for Merger Sub and the Surviving Company to pay the Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and (ii) such amendment or modification or such Alternative Financing does not (A) impose new or additional conditions compared to those in the Debt Commitment Letter that would reasonably be expected to prevent or materially delay the ability of Holdco or Merger Sub to consummate the Merger or (B) involve any change, terms or conditions that would adversely impact the ability of Holdco or Merger Sub to enforce their rights against the Debt Financing Sources. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter, (x) Holdco and Merger Sub shall promptly notify the Company in writing and (y) Holdco and Merger Sub shall use their reasonable best efforts to arrange and obtain the Alternative Financing as promptly as practicable following the occurrence of such event. If Holdco becomes aware of the existence of any fact or event that would reasonably be expected to cause the Debt Financing to become unavailable on the terms and conditions contemplated by the Debt Commitment Letter, Holdco and Merger Sub shall use their reasonable best efforts to either cure or eliminate such fact or event, or to arrange and obtain the Alternative Financing. Holdco shall deliver to the Company as promptly as practicable (and no later than two (2) Business Days) after such execution, true and complete copies of all Contracts or other arrangements pursuant to which any such alternative sources have committed to provide such Alternative Financing.

(b)          Without limiting the generality of Section 6.07(a), Holdco and Merger Sub shall give the Company prompt notice in writing: (i) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to Debt Commitment Letter that would reasonably be expected to result in any condition of the Debt Commitment Letter not to be satisfied or the termination of the Debt Commitment Letter, of which Holdco or Merger Sub becomes aware; (ii) of the receipt of any written notice or other written communication from any party to the Debt Commitment Letter with respect to any alleged or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or any provisions of the Debt Commitment Letter related to the Debt Financing that would reasonably be expected to result in any condition of the Debt Commitment Letter not to be satisfied or the termination of the Debt Commitment Letter; (iii) of any material dispute or disagreement between or among any parties to the Debt Commitment Letter that would reasonably be expected to prevent or materially delay the Debt Financing; and (iv) if Holdco or Merger Sub at any time believes that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter. At the written request of the Company, each of Holdco and Merger Sub shall provide the Company with such information as shall be reasonably requested by the Company to allow the Company to monitor the progress of Holdco and Merger Sub’s efforts to arrange the Debt Financing (including any Alternative Financing, if applicable).

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(c)          Prior to the Closing, the Company shall, and shall direct its Subsidiaries to, use reasonable best efforts to provide to Holdco, Merger Sub and the Debt Financing Sources, at Holdco’s sole expense, all reasonable cooperation reasonably requested by Holdco that is necessary in connection with the Debt Financing, including (i) furnishing to Holdco and Merger Sub as promptly as available (A) audited consolidated balance sheets of the Company and its consolidated subsidiaries as at the end of, and related statements of operations, changes in shareholders’ equity and cash flows of the Target and its consolidated subsidiaries for, the three most recently completed fiscal years ended at least four months prior to the Closing Date, prepared in accordance with the generally applicable accounting principles in the United States, and (B) an unaudited consolidated balance sheet of the Company and its consolidated subsidiaries as at the end of, and related statements of operations, changes in shareholders’ equity and cash flows of the Company and its consolidated subsidiaries for, each subsequent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) of the Company or its consolidated subsidiaries subsequent to the last fiscal year for which financial statements were prepared pursuant to the preceding clause (A) and ended at least 45 days before the Closing Date (in the case of this clause (B), without footnotes), together with unaudited financial statements for the corresponding portion of the previous year, in each case, prepared in accordance with the generally applicable accounting principles in the United States, (ii) participation in a reasonable number of customary meetings, presentations and/or due diligence sessions, including arranging for reasonable and customary direct contact between Representatives of the Company with Representatives of Holdco and/or its Debt Financing Sources; (iii) facilitating the securing or pledging of collateral in connection with the Debt Financing as reasonably requested by Holdco and the lenders party thereto under the Debt Commitment Letter and customary for financings similar to the Debt Financing (provided that no such security or pledge shall be effective prior to the Effective Time), (iv) furnishing Holdco, Merger Sub and their respective Representatives promptly with all documentation and other information required with respect to the Debt Financing and/or any Alternative Financing under applicable “know you customer” and anti-money laundering rules and regulations, and (v) taking reasonable and customary corporate actions necessary to permit the consummation of the Debt Financing and/or Alternative Financing, including without limitations the execution and delivery at the Closing of any document or instrument as required by the Debt Commitment Letter or other definitive financing document related to the Debt Financing and/or Alternative Financing; provided, however, that, (a) irrespective of the above, no obligation of the Company or any of its Subsidiaries under the Debt Commitment Letter or any other document or instrument with respect to Debt Financing and/or Alternative Financing shall be effective until the Effective Time, (b) none of the Company or any of its Subsidiaries shall be required to take any action under the Debt Commitment Letter or any other document or instrument with respect to Debt Financing and/or Alternative Financing that is not contingent upon the Closing (including the entry into any agreement that is effective before the Effective Time) or that would be effective prior to the Effective Time and (c) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries. None of the Company or any of its Subsidiaries shall be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs or other customary expenses to be advanced or reimbursed promptly by Holdco and Merger Sub) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing, in each case, prior to the Effective Time.

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(d)          Holdco and Merger Sub shall on a joint and several basis indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing (including any action taken in accordance with this Section 6.07(d)) and any information utilized in connection therewith (other than any information relating to the Company provided by the Company), except as a direct result of the willful misconduct of the Company, its Subsidiaries or any of their respective Representatives. Holdco and Merger Sub shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with this Section 6.07.

Section 6.08         Support Agreement.

Each of Parent and Holdco shall use its reasonable best efforts to consummate the transactions contemplated by the Support Agreement immediately prior to the Closing on the terms and conditions described in the Support Agreement, including using reasonable best efforts to (i) maintain in full force and effect the Support Agreement until the transactions contemplated by this Agreement are consummated, (ii) satisfy on a timely basis all conditions applicable to Parent and Holdco in the Support Agreement, and (iii) cause the Rollover Shareholders to vote their Shares in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, hold their respective Rollover Shares through the Effective Time, receive no cash consideration for their Rollover Shares in the Merger and have such Rollover Shares be converted into ordinary shares of the Surviving Company at the Effective Time (subject to the conditions set forth in the Support Agreement). Holdco shall promptly (and in any event within two (2) Business Days) notify the Company and the Special Committee of any termination of, material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Support Agreement.

Section 6.09         Further Action; Reasonable Best Efforts.

(a)          Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate the Transactions as soon as reasonably practicable, including, but not limited to, (i) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits or authorizations necessary or advisable to be obtained from any Governmental Authority in order to consummate the Transactions (for the avoidance of doubt, including, but not limited to, any of the Requisite Regulatory Approvals), and (ii) taking any and all steps necessary to avoid or eliminate each and every impediment under any applicable Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including, without limitation, committing to and effecting, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided, that the Company shall not be required to hold separate, restructure, reorganize, sell, divest, dispose of, or otherwise take or commit to any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets unless any such action is subject to the consummation of the Merger. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

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(b)          In furtherance and not in limitation of the provisions of Section 6.09(a), Holdco and/or Parent shall prepare and make all filings and submit all written materials, to the relevant PRC Governmental Authorities, in each case, as promptly as practicable after the date of this Agreement and as may be reasonably necessary, proper or advisable for the obtaining of each of the Requisite Regulatory Approvals; provided that, subject to applicable Laws, prior to submission of any such filing or written materials, Holdco and/or Parent shall (i) provide the Company with a reasonable period of time to review and comment on all of the information relating to the Group Companies that appears in any such filing or written materials (the “Company-Related Information”) and (ii) consider in good faith all comments reasonably proposed by the Company with respect to the Company-Related Information. In exercising the foregoing rights, each of the Company, Holdco and Parent shall act as reasonably and as promptly as practicable.

(c)          Upon the terms and subject to the conditions of this Agreement and subject to Applicable Laws, each of the parties hereto shall use its reasonable best efforts to (i) coordinate and cooperate fully with the other parties hereto in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including, without limitation, (A) notifying the other parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Authority in connection with such filings or submissions and (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority and (ii) cooperate with the other parties hereto and use its reasonable best efforts, and direct its Subsidiaries to use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions, including, without limitation, employing such resources as are necessary to obtain the Requisite Regulatory Approvals. Parent, Holdco and Merger Sub shall, jointly and severally, indemnify and hold harmless the Company from any Damages incurred by the Company in connection with claims against the Company or any of its officers and directors resulting from, arising out of or in connection with Parent, Holdco and/or Merger Sub’s disclosure of the Company-Related Information (other than any information of the Company included in the Company SEC Reports) to any Governmental Authority or made publicly available, except to the extent that such Damages are caused by or resulted from any breach of applicable Law by any Group Company; provided that Parent, Holdco or Merger Sub shall not be responsible for any such Damages if (x) it is determined in a final, non-appealable decision of a court or arbitral tribunal of competent jurisdiction that such Damages were caused by or resulted from any untrue statement of a material fact contained in the Company-Related Information or any omission of a material fact necessary in order to make the statements contained in the Company-Related Information, in light of the circumstances under which they were made, not misleading, or (y) Parent, Holdco or Merger Sub disputes such Damages in writing and such Damages have not been determined in a final, non-appealable decision of a court or arbitral tribunal of competent jurisdiction.

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(d)          Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Holdco, Merger Sub, the Company or any of their respective subsidiaries to any third party and/or any Governmental Authority in connection with the Transactions.

Section 6.10         Obligations of Merger Sub.

Holdco shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.11         Participation in Litigation.

Prior to the Effective Time, the Company shall (a) give prompt notice to Holdco of any Actions commenced or, to the knowledge of the Company, threatened, against the Company and/or its directors which relate to this Agreement or the Transactions, and (b) give Holdco the opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and, except as set forth in Section 6.11 of the Company Disclosure Schedule, no such Action shall be settled or compromised, without Holdco’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.12         Resignations.

To the extent requested by Holdco in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Holdco duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Holdco, which shall include a waiver of any claims against any Group Company by such directors and a waiver of any claims against such directors by the Group Companies.

Section 6.13         Public Announcements.

Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Holdco. Thereafter, at any time prior to termination of this Agreement pursuant to Article VIII, Holdco and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of Nasdaq, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 6.13 shall not apply to any release or announcement made or proposed to be made by the Company pursuant to Section 6.04(c).

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Section 6.14         Stock Exchange Delisting.

Prior to the Effective Time, the Company shall cooperate with Holdco and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Company from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.15         Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.16         Repayment of Existing Debt.

Prior to the Closing Date, the Company shall have repaid the entire outstanding principal and accrued interest thereon and all other amounts due under the Company Convertible Notes.

Section 6.17         Actions Taken at Direction of the Founder Parties.

Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder if the alleged breach is the proximate result of action or inaction taken by the Company following the execution and delivery of this Agreement at the direction of any of the Founder Parties without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

Section 6.18         Employee Matters.

For a period of 12 months following the Closing, with respect to employees of the Company or its Subsidiaries immediately before the Effective Time (“Company Employees”), Holdco shall, or shall cause the Surviving Company to, for so long as each such Company Employee is engaged by Holdco, the Surviving Company or any of their Affiliates, provide such Company Employee (i) a base salary that is comparable in the aggregate to that provided by the Company or its relevant Subsidiary immediately prior to the Effective Time, and (ii) employee benefits that are substantially similar in the aggregate to those under the Company Employee Plans in effect immediately prior to the Effective Time. Notwithstanding anything to the contrary in this Section 6.18, nothing in this Agreement shall be construed to create a contract of employment, either express or implied-in-fact with any Continuing Employee nor shall anything in this Section 6.18 be construed as limiting the ability of Holdco, the Surviving Company or any of their Affiliates, as the case may be, to terminate any Continuing Employee for any reason permissible under applicable Law.

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Article VII

CONDITIONS TO THE MERGER

Section 7.01         Conditions to the Obligations of Each Party.

The obligations of the Company, Holdco and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a)          Company Shareholder Approval. This Agreement, the Plan of Merger and the Transactions shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Company Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b)          No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order which is then in effect and has or would have the effect of making the Merger illegal or otherwise prohibiting the consummation of the Transactions (an “Order”).

(c)          Parent Shareholder Approval. This Agreement, the Plan of Merger and the Transactions shall have been authorized, approved and adopted by the holders of the requisite number of outstanding shares at the Parent Shareholders Meeting.

(d)          Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and be in full force and effect.

Section 7.02         Conditions to the Obligations of Holdco and Merger Sub.

The obligations of Holdco and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)          Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.03(a), Section 3.03(c) and Section 3.04, the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality or Company Material Adverse Effect) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct in all respects as of such time), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties set forth in Section 3.03(a), Section 3.03(c) and Section 3.04 shall be true and correct in all respects, except for, solely with respect to Section 3.03(a), de minimis inaccuracies, as of the date hereof and as of the Closing, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct in all respects as of such time).

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(b)          Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)          Officer Certificate. The Company shall have delivered to Holdco a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a) and Section 7.02(b).

(d)          Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

Section 7.03         Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of Holdco and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impede or impair the ability of Holdco and Merger Sub to consummate any of the Transactions.

(b)          Agreements and Covenants. Holdco and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c)          Officer Certificate. Holdco shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Holdco, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

Section 7.04         Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, Holdco or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

Article VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01         Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Holdco and the Company with the approval of their boards of directors (or, in the case of the Company, upon the recommendation of the Special Committee).

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Section 8.02         Termination by Either the Company or Holdco.

This Agreement may be terminated by either the Company (upon the recommendation of the Special Committee) or Holdco at any time prior to the Effective Time, if:

(a)          the Merger shall not have been consummated on or before the date falling nine (9) months from the date of this Agreement (the “Termination Date”);

(b)          any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any final, non-appealable Order;

(c)          the Requisite Company Vote shall not have been obtained at the Company Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof; or

(d)          the Parent Shareholder Approval shall not have been obtained at the Parent Shareholders Meeting duly convened therefor and concluded or any adjournment or postponement thereof;

provided that the right to terminate this Agreement pursuant to this Section 8.02(a) or Section 8.02(b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the primary cause of, or resulted primarily in, the failure of the applicable conditions being satisfied.

Section 8.03         Termination by the Company.

This Agreement may be terminated by the Company (upon the recommendation of the Special Committee) at any time prior to the Effective Time, if:

(a)          a breach in any material respect of any representation, warranty, agreement or covenant of Holdco or Merger Sub set forth in this Agreement, shall have occurred, which breach or failure would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and such breach is not curable or, if curable, is not cured prior to the Termination Date following receipt of written notice of such breach from Holdco or Merger Sub; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in material breach of any representations, warranties, agreements or covenants hereunder, which breach would give rise to the failure of the conditions set forth in Section 7.02(a) or Section 7.02(b); or

(b)          (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has irrevocably confirmed by notice to Holdco that all conditions set forth in Section 7.03 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) or that it is willing to waive any unsatisfied conditions in Section 7.03 and (iii) Holdco and Merger Sub fails to complete the Closing within ten (10) Business Days after the delivery of such notice; or

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(c)          prior to the receipt of the Requisite Company Vote, (i) the Company Board has, upon the recommendation of the Special Committee, authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) immediately prior to, concurrently with or immediately following the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to the Superior Proposal, and (iii) the Company immediately prior to, or concurrently with, such termination pays to Holdco in immediately available funds the Company Termination Fee required to be paid pursuant to Section 8.06(a); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has complied in all material respects with the requirements of Section 6.04.

Section 8.04         Termination by Holdco.

This Agreement may be terminated by Holdco at any time prior to the Effective Time, if:

(a)          a breach in any material respect of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and such breach is not curable or, if curable, is not cured prior to the Termination Date following receipt of written notice of such breach from Holdco or Merger Sub; provided, however, that, Holdco shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Holdco or Merger Sub is then in material breach of any representations, warranties or covenants hereunder, which breach would give rise to the failure of the conditions set forth in Section 7.03(a) or Section 7.03(b); or

(b)          a Company Triggering Event shall have occurred.

Section 8.05         Effect of Termination.

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, however, that the terms of Section 6.07(d), Section 6.13, Article VIII and Article IX shall survive any termination of this Agreement.

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Section 8.06         Fees Following Termination.

(a)          The Company will pay, or cause to be paid, to Parent an amount equal to $44,437,000 (or, at the Company’s option, an equivalent amount in RMB) (the “Company Termination Fee”) in the event that this Agreement is terminated (i) by Holdco pursuant to Section 8.04; (ii) by the Company pursuant to Section 8.03(c); (iii) by the Company or Holdco pursuant to Section 8.02(c) if (A) after the date hereof and prior to the Company Shareholders’ Meeting, a bona fide offer or proposal regarding a Competing Transaction shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not withdrawn and (B) within nine (9) months after such termination, the Company enters a definitive agreement related to such Competing Transaction (provided that for purposes of this Section 8.06(a)(iii), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”), or (iv) by the Company or Holdco pursuant to Section 8.02(a) if (A) after the date hereof and prior to the Termination Date, a bona fide offer or proposal regarding a Competing Transaction shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not withdrawn, (B) within nine (9) months after such termination, the Company enters a definitive agreement related to such Competing Transaction (provided that for purposes of this Section 8.06(a)(iv), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”) and (C) all of the conditions set forth in Section 7.01 (other than Section 7.01(a)) shall have been satisfied. The Company shall pay the Company Termination Fee (it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion): (x) in the case of termination pursuant to clause (i), within five (5) Business Days after the date of termination, (y) in the case of termination pursuant to clause (ii), immediately prior to, or concurrently with, such termination and (z) in the case of termination pursuant to clauses (iii) and (iv) above, as promptly as practicable (but in any event within two (2) Business Days) following the entry by the Company or any of its Subsidiaries into any definitive agreement in connection with such Competing Transaction. If the Company Termination Fee is payable by the Company pursuant to this Section 8.06(a), the Company shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to fund payment of the Company Termination Fee to Parent in accordance with this Section 8.06(a), including, but not limited to, causing its Subsidiaries to make available to the Company any funds necessary, incurring, or causing its Subsidiaries to incur Indebtedness, and/or selling, or causing its Subsidiaries to sell, assets, shares or securities of, or other equity interests in any Subsidiary, in each case, to the extent required.

(b)          In the event that:

(i)          (A) this Agreement is terminated by either Holdco or the Company pursuant to Section 8.02(a) or Section 8.02(b), (B) at the time of such termination, any of the conditions set forth in Section 7.01 (other than Section 7.01(a)) shall not have been satisfied and such non-satisfaction is not the result of the breach by the Company of any of its representations, warranties, covenants or other agreements hereunder, (C) the condition to Closing set forth in Section 7.01(a) has been satisfied, and (D) the Company has confirmed in writing to Holdco that each of the conditions set forth in Section 7.02 would be satisfied if the Closing were to occur immediately prior to such termination;

(ii)         this Agreement is terminated by either Holdco or the Company pursuant to Section 8.02(d); or

(iii)        this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b);

then Parent shall as promptly as practicable, but in no event later than ten (10) Business Days following such termination, pay, or cause to be paid, to a PRC Subsidiary of the Company designated by the Company the Parent Termination Fee (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion). “Parent Termination Fee” means (x) in the case of Section 8.06(b)(i) or Section 8.06(b)(ii), an amount in RMB equal to $17,775,000 and (y) in the case of Section 8.06(b)(iii), an amount in RMB equal to $88,873,000.

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(c)          In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all reasonable, out of pocket costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate established by the Wall Street Journal Table of Money Rates on such date plus 1.00%. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d)          Each of the Company, Holdco and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(e)          Notwithstanding anything to the contrary in this Agreement, except for an order of specific performance against Holdco and/or Merger Sub to the extent permitted by Section 9.08, in the event that Holdco or Merger Sub fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b), the expenses pursuant to Section 8.06(c) and any amounts pursuant to Section 6.07(d) or Section 6.09(c), and the Company’s remedies under Section 9.08 shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group against (i) Holdco, Merger Sub or Parent, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Holdco, Merger Sub or Parent, (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Holdco, Merger Sub or Parent or (iv) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (i) – (iv), collectively, the “Holdco Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, without limitation to the Company’s remedies pursuant to Section 9.08, (A) neither Holdco nor any member of the Holdco Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Debt Commitment Letter) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b), the expenses pursuant to Section 8.06(c) and any amounts pursuant to Section 6.07(d) or Section 6.09(c), and (B) in no event shall any Group Company, the direct or indirect shareholders of the Company or any other Group Company, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing (collectively, the “Company Group”), seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Holdco Group in connection with this Agreement or any of the Transactions (including the Debt Commitment Letter), other than (without duplication) from Holdco or Merger Sub to the extent provided in Section 8.06(b), Section 8.06(c), Section 6.07(d) or Section 6.09(c). In no event shall the Company or any member of the Company Group be entitled to seek the remedy of specific performance with respect to the obligation of Holdco or Merger Sub to consummate the Closing, and with respect to a failure of Holdco or Merger Sub to consummate the Closing, the Company’s sole remedy shall be limited to the payment of the Parent Termination Fee pursuant to Section 8.06(b), the expenses pursuant to Section 8.06(c) and any amounts pursuant to Section 6.07(d) or Section 6.09(c). This Section 8.06(e) was specifically bargained for and reflected in the Merger Consideration and is intended to be for the benefit of, and shall be enforceable by, each member of the Holdco Group.

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(f)          Each of the Company, Parent, Holdco and Merger Sub acknowledges that, in connection with the execution of this Agreement, Parent has delivered to the Company a performance guarantee issued by the applicable financial institution named therein (the “Performance Guarantee”) in favor of Suzhou Hengchuang Software Co., Ltd., a wholly owned Subsidiary of the Company incorporated in the PRC (the “Guarantee Beneficiary”), and that in the event and to the extent that Parent fails to pay the full amount of the Parent Termination Fee when due and in accordance with Section 8.06(b), the Guarantee Beneficiary (upon the written instruction by the Special Committee or the Company Board upon the recommendation of the Special Committee) will have the right to the payment of any unpaid amount of the Parent Termination Fee in RMB up to the maximum amount specified therein, upon delivery of a demand to such financial institution named therein no later than November 3, 2016, on the terms and subject to the conditions of the Performance Guarantee.

Article IX

GENERAL PROVISIONS

Section 9.01         Non-Survival of Representations, Warranties and Agreements.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that the agreements set forth in Articles I and II and Section 6.05, Section 6.07(c), Section 6.07(d), Section 6.09(b), Section 6.09(c) and Section 6.13 and this Article IX shall survive the Effective Time.

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Section 9.02         Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent, Holdco or Merger Sub:

BTG Hotels (Group) Co., Ltd.
51 Fuxingmennei Avenue
Xicheng District, Beijing 100031
People’s Republic of China
Attention:	Rungang Zhang
Facsimile:	zhuangrungang@btg.com.cn

with a copy to:

Skadden, Arps, Slate, Meagher & Flom
42/F Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Attention:	Z. Julie Gao
Email:	julie.gao@skadden.com

if to the Company:

Homeinns Hotel Group
No. 124 Caobao Road
Xunhui District, Shanghai 200235
People’s Republic of China
Attention:	Chief Financial Officer
Facsimile:	+86-21-6483-5661

with a copy to:

O’Melveny & Myers LLP
37th Floor, Yin Tai Centre, Office Tower
No. 2 Jianguomenwai Avenue, Beijing 100022
People’s Republic of China
Attention:	Ke Geng
Email:	kgeng@omm.com

if to the Special Committee:

Homeinns Hotel Group
No. 124 Caobao Road
Xunhui District, Shanghai 200235
People’s Republic of China
Attention:	Special Committee
Facsimile:	+86-21-6483-5661

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with a copy to:

Simpson Thacher & Bartlett LLP
ICBC Tower – 35th Floor
3 Garden Road
Central, Hong Kong
Attention:	Kathryn King Sudol
E-mail:	ksudol@stblaw.com

Section 9.03         Certain Definitions.

(a)          For purposes of this Agreement:

“2014 Annual Report” means the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on April 24, 2015, including the exhibits thereto.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including, without limitation, laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign government official, foreign government employee or commercial entity to obtain a business advantage such as, without limitation, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by SAIC on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, Hong Kong and Beijing.

“Buyer Group Contracts” means the Support Agreement and any other Contracts relating to the Transactions entered into between or among any Buyer Group Parties, including all amendments thereto or modifications thereof.

“Buyer Group Parties” means Parent, Holdco, Merger Sub, each of the Rollover Shareholders and the respective Affiliates of each of the foregoing, excluding the Company or any of its Subsidiaries.

“Company Convertible Notes” means the Company’s 2.00% Convertible Senior Notes due December 15, 2015, issued pursuant to the Indenture, dated as of December 21, 2010, between the Company, as issuer, and The Bank of New York Mellon, as trustee.

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“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Holdco and Merger Sub on the date hereof.

“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company, other than any employment Contract or compensatory agreement with a current or former employee, director or officer which is not maintained for the benefit of any group or class of employees.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, that would, or would reasonably be expected to, have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and the Subsidiaries taken as a whole; provided, however, that in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect: (i) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, including changes in interest rates and foreign exchange rates, or in any of the industries in which the Company or any of its Subsidiaries operate (so long as such changes do not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate), (ii) the public announcement of or the performance of this Agreement by the Company, the pendency or consummation of the Transactions, or the identity of any of the Buyer Group Parties as the acquiror of the Company, including the impact or effect thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with any employees, customers, suppliers or partners, (iii) natural disaster or any outbreak or escalation of hostilities or war or any act of terrorism or other force majeure events, (iv) changes in any applicable Laws or applicable accounting regulations or principles (including U.S. GAAP), or the interpretation or enforcement thereof, so long as such changes do not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate, (v) any change in the price or trading volume of the ADSs or any failure to meet any financial projections, forecasts or forward-looking statements (provided that the facts or occurrences giving rise to or contributing to such change or failure, as applicable, that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (vi) any Action in respect of this Agreement or the Transactions brought or commenced by any current or former shareholder of the Company (on their own behalf or on behalf of the Company), and (vii) any action taken, or failure to take action, by the Company or any of its Subsidiaries that Holdco has consented to or requested in writing.

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“Company Option” means each option to purchase Shares under the Share Incentive Plan.

“Company Restricted Share Unit” means each restricted share unit granted under the Share Incentive Plan.

“Company Share Awards” means Company Options, Company Restricted Share Units and any other awards granted under the Share Incentive Plan.

“Company Triggering Event” shall be deemed to have occurred if (i) there shall have been a Change in the Company Recommendation; (ii) the Company Board shall have approved or recommended, or publicly proposed to approve or recommend to the shareholders of the Company, an offer or proposal regarding a Competing Transaction or shall have approved, recommended or entered into any Alternative Acquisition Agreement (other than a confidentiality agreement entered into in compliance with Section 6.04(b)); or (iii) a tender offer or exchange offer by a third party for 20% or more of the outstanding shares of the Company is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders) within ten (10) Business Days after commencement; provided that a “stop, look and listen” communication by the Company Board or the Special Committee to shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act shall not be deemed to constitute a Company Triggering Event.

“Confidentiality Agreement” means the confidentiality agreement by and among the Company, Parent, Poly Victory Investments Limited, Ctrip.com International, Ltd., Mr. Neil Nanpeng Shen, Mr. James Jianzhang Liang and Mr. David Jian Sun, dated as of June 30, 2015, as amended or modified from time to time in accordance with the terms thereof.

“Confidential Information” means any confidential or proprietary information, disclosed prior to or after the date hereof by one party or any of its Affiliates to the other party or any of its Affiliates, concerning the disclosing party’s business, financial condition, proprietary technology, research and development or other confidential matters, including any confidential or proprietary information provided under this Agreement, any other Transaction Documents, or any of the exhibits or schedule attached hereto, provided that Confidential Information shall not include any information which (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving party or its Representatives in violation of Section 9.09 or other obligation of confidentiality, (ii) was available to the receiving party on a non-confidential basis prior to its disclosure by the disclosing party or the disclosing party’s Representatives, or (iii) becomes available to the receiving party on a non-confidential basis from a Person (other than the disclosing party or the disclosing party’s Representatives) who is not, or is reasonably believed by the receiving party not, prohibited from disclosing such information to the receiving party by a legal, contractual or fiduciary obligation to the disclosing party or any of the disclosing party’s Representatives.

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“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Data Room” means the virtual data room containing written documents and information relating to the Company and its Subsidiaries made available by the Company on the Merrill Datasite under the name “House VDR” and to which Holdco and its representatives had access on or prior to the date of this Agreement and with respect to which an electronic copy of all of the written documents and information therein shall be provided to Holdco within five (5) calendar days after the date of this Agreement in a USB key or DVD.

“Environmental Law” means any applicable PRC local, provincial or national Law relating to (a) the protection of health, safety (but solely to the extent relating to exposure to Hazardous Substances) or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Excluded Shares” means, collectively, (i) Shares held by the Company or any of its Subsidiaries; and (ii) Shares (including ADSs representing such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Share Incentive Plan.

“Founder Parties” means Mr. Yi Liu, Mr. Neil Nanpeng Shen, Mr. James Jianzhang Liang and Mr. David Jian Sun.

“Government Entity” means (i) any national, federal, state, county, municipal, local or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, (ii) any public international organization, (iii) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (i) or (ii) of this definition, (iv) any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any government, entity, organization or other person described in the foregoing clauses (i), (ii) or (iii) of this definition, or (v) any political party.

“Government Official” means (i) any official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Government Entity, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clause (i) or (ii) of this definition.

“Group Company” means any of the Company or any of its Subsidiaries.

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“Hazardous Substance” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by product, asbestos containing hazardous material, polychlorinated biphenyls or radioactive material.

“Holdco Disclosure Schedule” means the disclosure schedule delivered by Holdco and Merger Sub to and accepted by the Company on the date hereof.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Insolvent” means, with respect to any person (a) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total Indebtedness, (b) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (c) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (d) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means (a) United States, non-United States and international patents, patent applications and statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, and registrations and applications for registration thereof, (d) confidential and proprietary information, including trade secrets and know-how, and (e) rights of privacy, publicity and endorsement.

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“knowledge” means, with respect to the Company, the actual knowledge of the individuals listed in Section 9.03(a) of the Company Disclosure Schedule, and with respect to Holdco and Merger Sub, the actual knowledge of the individuals listed in Section 9.03(a) of the Holdco Disclosure Schedule.

“Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Owned Real Property” shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

“Permitted Encumbrances” shall mean, with respect to each Owned Real Property and Leasehold Improvement (as the case may be): (a) real estate Taxes, assessments and other governmental levies, fees or charges imposed with respect to such real property which are not due and payable as of the Closing Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with U.S. GAAP, (b) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at Closing, (c) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (d) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon, (e) pledges or deposits required by applicable law to secure obligations under workers' compensation laws or similar legislation, (f) pledges and deposits to secure the performance of bids, trade contracts, leases (but only as to the security deposits described in the Leases), surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, and (g) any other Liens that have been incurred or suffered by operation of law that would not, individually or in the aggregate, have a material adverse effect with respect to the Company and its Subsidiaries, taken as a whole or on the use or operation of the property subject thereto.

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“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC Anti-Monopoly Law” means the PRC Anti-Monopoly Law adopted on August 1, 2008.

“Requisite Regulatory Approvals” means the filing with the National Development and Reform Commission, the approval by the State-owned Assets Supervision and Administration Commission of the Beijing Municipal Government and the clearance by the PRC Ministry of Commerce under the PRC Anti-Monopoly Law, in each case, with respect to the consummation of the Transactions by Parent, Holdco and Merger Sub.

“RMB” means the legal currency of the PRC.

“SEC” means the U.S. Securities and Exchange Commission.

“SAFE Circular 7” means Circular 7, issued by SAFE on February 15, 2012, titled “Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company,” or any successor rule or regulation under PRC Law.

“SAFE Circular 75” means Circular 75, issued by SAFE on October 21, 2005, titled “Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC residents Through Offshore Special Purpose Vehicles,” effective as of November 1, 2005, and replaced by SAFE Circular 37 on July 4, 2014.

“SAFE Circular 37” means Circular 37, issued by SAFE on July 4, 2014, titled “Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents through Special Purpose Vehicles,” effective July 4, 2014, or any successor rule or regulation under PRC Law.

“SAFE Circular 78” means Circular 78, issued by SAFE on March 28, 2007, titled “Notice of the SAFE on Foreign Exchange Administration of the Involvement of Domestic Individuals of the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies,” effective as of March 28, 2007 and replaced by SAFE Circular 7 on February 15, 2012.

“Share Incentive Plan” means the Amended and Restated 2006 Share Incentive Plan of the Company, effective November 3, 2009.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing reserve fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

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“Subsidiary” means, with respect to any party, any person of which (x) such party or any other Subsidiary of such party is a general partner or (y) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Holdco or any of its Affiliates or Representatives.

“Unvested Company Option” means any Company Option that is not a Vested Company Option.

“Vested Company Option” means any Company Option that shall have become vested on or prior to the Closing Date in accordance with the terms of the Share Incentive Plan and the applicable award agreement pursuant to which such Company Option was granted.

(b)          The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Action	Section 3.10
ADS	Section 2.01(b)
ADSs	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Alternative Financing	Section 6.07(a)
Arbitrator	Section 9.10(b)
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)
CICL	Recitals
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals

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Company Employees	Section 6.18
Company Group	Section 8.06(e)
Company Licensed Intellectual Property	Section 3.13(b)
Company Owned Intellectual Property	Section 3.13(a)
Company Recommendation	Section 3.04(b)
Company SEC Reports	Section 3.07(a)
Company Shareholders’ Meeting	Section 6.02(a)
Company Termination Fee	Section 8.06(a)
Company-Related Information	Section 6.09(b)
Competing Transaction	Section 6.04(f)
Damages	Section 6.05(c)
Debt Commitment Letter	Section 4.05(a)
Debt Financing	Section 4.05(a)
Debt Financing Sources	Section 4.05(a)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Environmental Permits	Section 3.17
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(c)
Governmental Authority	Section 3.05(b)
Guarantee Beneficiary	Section 8.06(f)
HKIAC	Section 9.10(b)
Holdco	Preamble
Holdco Group	Section 8.06(e)
Improvements	Section 3.12(d)
Indemnified Parties	Section 6.05(b)
Law	Section 3.05(a)
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.16(a)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
Nasdaq	Section 3.05(b)
Notice of Superior Proposal	Section 6.04(d)
Order	Section 7.01(b)
Parent	Preamble
Parent Shareholder Approval	Section 4.03
Parent Shareholders Meeting	Section 4.03
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Performance Guarantee	Section 8.06(f)
Plan of Merger	Section 1.03
PRC	Section 3.06(a)
Proxy Statement	Section 6.01

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RCA	Section 2.02(c)
Record ADS Holders	Section 6.02(a)
Reorganization Report	Section 3.08(a)
Representatives	Section 6.03
Requisite Company Vote	Section 3.04(a)
Rollover Shareholders	Recitals
Rollover Shares	Recitals
SAFE	Section 3.06(a)
SAFE Rules and Regulations	Section 3.06(c)
SAIC	Section 3.06(a)
Securities Act	Section 3.07(a)
Share	Section 2.01(a)
Share Certificates	Section 2.04(b)
Shares	Section 2.01(a)
Special Committee	Recitals
Superior Proposal	Section 6.04(g)
Support Agreement	Recitals
Surviving Company	Section 1.01
Takeover Statute	Section 3.20
Termination Date	Section 8.02(a)
Transactions	Recitals
U.S. GAAP	Section 3.07(b)

Section 9.04         Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05         Entire Agreement; Assignment.

This Agreement (including the Exhibits and Schedules hereto), the Confidentiality Agreement and the Support Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Holdco and Merger Sub may assign all or any of their rights and obligations hereunder to any persons providing the Debt Financing pursuant to the terms thereof (solely to the extent necessary for purposes of creating a security interest herein or otherwise assigning this Agreement or any rights hereunder as collateral in respect of such Debt Financing), provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

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Section 9.06         Interpretation.

When a reference is made in this Agreement to a Section, Article, Annex or Exhibit, such reference shall be to a Section, Article, Annex or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Annex or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Annexes and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 9.07         Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05, Section 6.09(c) or Section 8.06(e) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Share Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08         Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof and that each party shall be entitled to specific performance of the terms hereof (including the other parties’ obligation to consummate the Transactions, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement, in addition to any other remedy at law or equity. Each party hereby, to the extent permitted under all applicable Laws, waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any party brings any Action to enforce specifically the performance of the terms and provisions hereof by any party, the Termination Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such Action. Notwithstanding the foregoing or anything herein to the contrary, the Company shall not be entitled to seek an injunction, specific performance or other equitable relief to enforce Holdco’s and Merger Sub’s obligations to consummate the Merger and effect the Closing.

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Section 9.09         Confidentiality.

(a)          Prior to and during the term of this Agreement, each Party has disclosed or may disclose to the other party Confidential Information. Subject to Section 9.09, unless otherwise agreed to in writing by the disclosing party, the receiving party shall (i) except as required by Law or requested by any Governmental Authority, keep confidential and not disclose or reveal any Confidential Information to any Person other than the receiving party’s Representatives (A) who are actively and directly participating in the consummation of the Transactions or who otherwise need to know the Confidential Information for the Transactions and (B) who have agreed in writing, or whom the receiving party will cause, to observe the terms of this Section 9.09, and (ii) not to use Confidential Information for any purpose other than in connection with the Transactions. Each Party acknowledges that such Party shall be responsible for any breach of the terms of this Section 9.09 by such Party or its Representatives (other than its Representatives who have agreed in writing to observe the terms of this Section 9.09), and each Party agrees, at its sole expense, to take all reasonable measures to restrain its Representatives from prohibited or unauthorized disclosure or use of the Confidential Information.

(b)          In the event that the receiving party or any of its Representatives is required by Law or requested by any Governmental Authority to disclose any the Confidential Information, the receiving party will provide the disclosing party with prompt notice of such request or requirement in order to enable the disclosing party to seek an appropriate protective order or other remedy (and if the disclosing party seeks such an order, the receiving party will provide such cooperation as the disclosing party shall reasonably request), to consult with the receiving party with respect to the disclosing party’s taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section 9.09. In the event that such protective order or other remedy is not obtained, or the disclosing party waives compliance, in whole or in part, with the terms of this Section 9.09, the receiving party or its Representative will disclose only that portion of the Confidential Information that the receiving party is advised by counsel is legally required to be disclosed and will use such party’s reasonable best efforts, at the disclosing party’s sole expense, to ensure that all Confidential Information so disclosed will be accorded confidential treatment.

Section 9.10         Governing Law; Dispute Resolution.

(a)          This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed, performed, enforced and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Merger Sub in the Surviving Company, the cancellation and conversion of the Shares as the case may be (including Shares represented by ADSs), the rights set forth in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the board of directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

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(b)          Subject to Section 9.08 and the last sentence of this Section 9.10(b), any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.10. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.11         Amendment.

This Agreement may be amended by the parties hereto by action taken (a) in the case of Holdco and Merger Sub, by or on behalf of their respective boards of directors and (b) in the case of the Company, by or on behalf of the Company Board acting upon the recommendation of the Special Committee, at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.12         Waiver.

At any time prior to the Effective Time, any party hereto may by action taken (a) in the case of Holdco and Merger Sub, by or on behalf of their respective boards of directors and (b) in the case of the Company, by or on behalf of the Company Board acting upon the recommendation of the Special Committee, (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.13         Counterparts.

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, Holdco, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BTG HOTELS GROUP (HONGKONG) HOLDINGS CO., LIMITED

By:	/s/ Zhang Rungang
Name: Zhang Rungang
Title: Director

BTG HOTELS GROUP (CAYMAN) HOLDING CO., LTD

By:	/s/ Zhang Rungang
Name: Zhang Rungang
Title: Director

HOMEINNS HOTEL GROUP

By:	/s/ Kenneth Gaw
Name: Kenneth Gaw
Title: Director

[Signature Page to Merger Agreement]

Solely for purposes of Section 6.02(e), Section 6.08, Section 6.09, Section 8.06, Section 9.09 and Section 9.10:

BTG HOTELS (GROUP) CO., LTD.

By:	/s/ Zhang Rungang
Name: Zhang Rungang
Title: Chairman of the board of directors

[Signature Page to Merger Agreement]

ANNEX A

PLAN OF MERGER

APPENDIX I

ROLLOVER SHARES

	Rollover Shares
Rollover Shareholder	Ordinary Shares	Represented by ADSs
Poly Victory Investments Limited	13,446,959	1,279,206
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	14,400,765	—
Neil Nanpeng Shen	375,500	—
Smart Master International Limited	3,275,389	183,356
David Jian Sun	30,138	—
Peace Unity Investments Limited	228,806	—
Jason Xiangxin Zong	74,272	10,000
Wise Kingdom Group Limited	—	317,294